U.S. Securities and Exchange Commission
                            Washington, D.C.  20549

                                  OMBAPPROVAL
                              OMB NUMBER 3235-0419
                             Expires March 31, 2000
                            Estimated average burden
                             Hours per response: 23

                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                AMENDMENT NO. 3

                          ONCOURSE TECHNOLOGIES, INC.
                    (Name of Small Business in its charter)

                NEVADA                                91-1922441
    (State or other jurisdiction of      (I.R.S. Employer Identification No.)
    Incorporation or organization)

                            3106 South 166th Street
                             New Berlin, WI  53151
                    (Address of principal executive offices)

                   Issuer's telephone number:  (262) 860-0565
                   Issuer's facsimile number:  (262) 860-0561

Securities to be registered under Section 12(b) of the Act:   NONE
Securities to be registered under Section 12(g) of the Act:   COMMON STOCK;
                                                              COMMON STOCK
                                                              PURCHASE WARRANTS

                          ONCOURSE TECHNOLOGIES, INC.

                                   FORM 10-SB
                               TABLE OF CONTENTS

ITEM                                                                   PAGE
----                                                                   ----

Introduction                                                             3

PART I

   Item 1.  Description of Business                                      3
   Item 2.  Management's Discussion and                                 12
               Analysis and Results of Operation
   Item 3.  Description of Property                                     16
   Item 4.  Security Ownership of Certain Beneficial                    16
               Owners and Management
   Item 5.  Directors, Executive Officers,                              17
               Promoters and Control Persons
   Item 6.  Executive Compensation                                      19
   Item 7.  Certain Relationships and Related Transactions              19
   Item 8.  Description of Securities                                   20

PART II

   Item 1.  Market Price of and Dividends on Company's                  22
               Common Equity and Related Shareholder Matters
   Item 2.  Legal Proceedings                                           22
   Item 3.  Changes in and Disagreements with Accountant                22
   Item 4.  Recent Sale of Unregistered Securities                      22
   Item 5.  Indemnification of Directors and Officers                   24

PART F/S

   OnCourse Technologies, Inc.                                          F-1
       Report of Independent Public Accountant                          F-2
       Consolidated Balance Sheet                                       F-3
       Consolidated Statement of Operations                             F-5
       Consolidated Statement of Stockholders Investment                F-6
       Consolidated Statements of Cash Flow                             F-7
       Notes to Consolidated Financial Statements                       F-8

   CAM Solutions, Inc.                                                  F-23
       Report of Independent Public Accountant                          F-24
       Balance Sheet                                                    F-25
       Statement of Operations                                          F-27
       Statement of Stockholders Investment                             F-28
       Statements of Cash Flow                                          F-29
       Notes to Financial Statements                                    F-30

   Cimtronics, Inc.                                                     F-32
       Report of Independent Public Accountant                          F-33
       Balance Sheet                                                    F-34
       Statement of Operations                                          F-36
       Statement of Stockholders Investment                             F-37
       Statements of Cash Flow                                          F-38
       Notes to Financial Statements                                    F-39

   TekSoft, Inc.                                                        F-41
       Report of Independent Public Accountant                          F-42
       Balance Sheet                                                    F-43
       Statement of Operations                                          F-45
       Statement of Stockholders Investment                             F-46
       Statements of Cash Flow                                          F-47
       Notes to Financial Statements                                    F-48

PART III

     Item 1.  Index to Exhibits and Description of Exhibits             78

                                     PART I

                     PURPOSE OF THE REGISTRATION STATEMENT

The Company is filing this registration statement on a voluntary basis in order to: (1) provide current, public information to the investment community; and
(2) to comply with the OTC Bulletin Board Eligibility Rule.

Item 1.  DESCRIPTION OF BUSINESS

COMPANY BACKGROUND
------------------

OnCourse Technologies, Inc. (the "Company" or "OnCourse") is a Nevada corporation organized on May 28, 1998 to develop internet based business-to-business ("B2B") electronic-commerce sites for use in the procurement of raw materials and tooling for metalworking industries, to acquire specific other businesses, and to raise capital. Metalworking is defined as the process or art of shaping things out of metal. OnCourse currently has four wholly owned subsidiaries. OnCourse subsidiaries develop and or sell and distribute CAD/CAM/CAE software. Computer-Aided Engineering (CAE) is the integration of design and manufacturing into a system under the direct control of digital computers. Software systems written by "the subsidiaries" combine the use of computers in industrial-design work, computer-aided design (CAD), with their use in manufacturing operations, computer-aided manufacturing (CAM). This integrated process is commonly called CAD/CAM. CAD systems generally consist of a computer with one or more terminals featuring video monitors and interactive graphics-input devices; they can be used to design such things as machine parts, patterns for clothing, or integrated circuits. CAM Systems involve the use of numerically controlled machine tools. In a CAE system, drawings developed and revised during the design process are converted directly into instructions for the production machines using computer-assisted part programming that will manufacture the desired object. CAD/CAM systems can create or import the geometrical profile of a required component as, for example, a series of connected points. The position of each point, and the ways in which it can be reached by movements of the tool, is calculated by the computer. After calculating the necessary tool movements, the computer develops a complete machining program for the part to be
manufactured on a computer numerical control (CNC) machine tool.   CNC is when a
computer is used as the controller in an NC (numerical control) machine tool with the program actuated from computer memory. CNC systems are controlled by dedicated mini- or microcomputers developed to enable machine tools to be readily adapted to different jobs by altering the control program or software.

From May 28, 1998 until June 12, 1998, the Company was a wholly-owned subsidiary of Innovation International, Inc. ("Innovation") and conducted no business operations. On June 12, 1998, Innovation authorized the Company to distribute 800,000 common shares of the Company and 400,000 Redeemable Common Stock Purchase Warrants ("Spin-off Shares") pro-rata to the more than 400 individual shareholders of Innovation as a dividend-in-kind. There was no consideration paid in cash or otherwise by Innovation shareholders for either the Common Stock or the Warrants. There was no underwriter, and no commissions or fees that were paid. The securities were issued without registration under the Securities Act of 1933 (the "1933 Act") pursuant to Staff Legal Bulletin No. 4 dated September 16, 1997 and No-Action letters promulgated by the Securities and Exchange Commission ("SEC") relating to a "spin-off" transaction. As a result, the Company became separate from and no longer a subsidiary of Innovation by virtue of a distribution of its shares to shareholders of Innovation. The Company has not and does not conduct business operations directly but operates through wholly owned subsidiaries acquired between 1998 and 2000 as described below. On September 12, 2000, the Warrants, which were to expire September 30, 2000, were extended until June 30, 2001. As of September 30, 2000, 1,046 of the warrants have been exercised for total consideration of $1,569.

Innovation was formed in 1983 and was engaged in the business of computer software, computer manufacturing and foreign trade until 1992 when it ceased all business operations. At the time of the spin-off, it had approximately 460 shareholders.

Wholly-owned subsidiaries of OnCourse and the dates of their acquisition by OnCourse include: Micro Estimating Systems, Inc, a Wisconsin corporation ("Micro Estimating") - July 31, 1998; CAM Solutions, Inc., a Minnesota corporation ("CAM Solutions") - January 1, 1999; Cimtronics, Inc., an Arizona corporation ("Cimtronics") - October 1, 1999; and TekSoft, Inc, an Arizona corporation ("TekSoft") - January 31, 2000.

Micro Estimating designs, develops, and markets computer-aided-engineering ("CAE") software consisting of Windows-based estimating software products and services, including estimating, process planning and layout software for and to customers in diverse manufacturing businesses. Micro Estimating also distributes under an exclusive arrangement in the U.S.A. and Canada the AutoTAS tool management software of a Swedish developer and supplier.

CAM Solutions distributes computer-aided-design/computer-aided-manufacturing ("CAD/CAM") products developed by TekSoft and other CAD/CAM software developers; and Machine Shop Estimating, FabPlan and LayOut Pro products developed by Micro Estimating. CAM Solutions also sells and installs Direct Numerical Control ("DNC") systems for machine tools and systems integration between Micro Estimating's software and other manufacturing enterprise systems. A DNC system is another variation of a CNC system in that a DNC system involves sending part programs over telecommunications lines from a central computer to individual machine tools in the factory, thus eliminating the use of storing programs on the machines.

Cimtronics distributes CAD/CAM products developed by TekSoft and other CAD/CAM software developers; and Machine Shop Estimating, FabPlan and LayOut Pro products developed by Micro Estimating. Cimtronics also sells and installs DNC systems for machine tools and systems integration between Micro Estimating's software and other manufacturing enterprise systems.

TekSoft designs, develops and markets proprietary CAD/CAM software products used in metal manufacturing. TekSoft distributes its products using distributors both domestically as well as internationally. TekSoft's distributors include CAM Solutions and Cimtronics.

Employees
---------

OnCourse and Micro Estimating have headquarters in New Berlin, Wisconsin. Micro Estimating has a sales office in North Carolina and other subsidiaries have headquarters and operations in Arizona and Minnesota. The OnCourse organization has 47 employees: 46 full-time and 1 part time. In addition, TekSoft uses 16 full-time contract programmers.

The Business of the Company
---------------------------

Subsidiaries of OnCourse have, for five years or more developed and or sold CAD/CAM/CAE software to the metalworking industries. TekSoft has developed and marketed CAD/CAM software since 1981. Micro Estimating has developed and marketed CAE software since 1982. CAM Solutions has been selling CAD/CAM/CAE software since 1989. Cimtronics has been selling CAD/CAM/CAE software since 1993. Both CAM Solutions and Cimtronics have had meaningful CAD/CAM/CAE sales since the years referenced above. The principal market for the subsidiaries' software products consists of an estimated 500,000 small to medium sized metalworking manufacturers. These manufacturers include but are not limited to, Original Equipment Manufacturers (OEM), independent machine shops, contract manufacturers, manufacturers of aerospace, automotive, appliance, and high technology equipment, electronics industry components, as well as other tool and die makers. Tool and die making is the industrial art of manufacturing stamping dies, plastics molds, and fixtures to be used in the mass production of solid objects. Sales are made by direct sales force and subsidiaries (66% in 1999) and through distributors (34% in 1999). Domestic sales accounted for 98% of the Company sales for the years ended December 31, 1999 and 1998.

Principal Products and Markets
------------------------------

CAD/CAM
-------

TekSoft develops and markets Windows and Windows-NT based, CAD/CAM software used in the metal working industries. This subsidiary's flagship CAD/CAM product, ProCAM, has a customer base in excess of 15,000 users in its nine available languages. TekSoft has a total of over 20,000 users for all its products installed at facilities serving the aerospace, computer, and automotive and mold-making industries, among others. According to the 2000 Software Market Assessment by CIMdata Inc., an independent research firm specializing in the NC industry, TekSoft is ranked in the top five based on installed users for CAM companies worldwide.

ProCAM
------

ProCAM is a CAD/CAM solution designed for use in manufacturing or machining products for the manufacturing industry. The ProCAM for Windows product provides a fully integrated solution for two dimension (2D) CAD/CAM applications and three dimension (3D) applications requiring complex surface modeling and machining. Based on past awards, ProCAM is one of the fastest, easiest to use CAD/CAM products on the market. For example, ProCAM received a 1998 Excellence in Manufacturing Technology Achievement Award for "Innovation" in the software classification by the readers of American Machinist Magazine. ProCAM was also voted a year 2000 Excellence in Manufacturing Technology Achievement Award winner in the software classification titled "User Friendliness" by the readers of American Machinist Magazine. Since 1877, American Machinist has covered significant developments in manufacturing technology. The magazine is dedicated to serving the machine tool market completely and offers readers the most up-to-date information in the methods and practices of metalworking. American Machinist's has a monthly subscription base of 80,000 readers consisting of company management and manufacturing/production managers and engineers in the Metalworking industries.

CAMWorks
--------

CAMWorks is a CAM application that is seamlessly integrated into, and is operated from within a third party application called SolidWorks. According to SolidWorks' website, SolidWorks is a CAD package developed by the SolidWorks Corporation, a Dassault Systems S.A. (NASDAQ:DASTY) company. The SolidWorks Corporation develops and markets 3D mechanical design solutions. CAMWorks incorporates CAM technologies pioneered by TekSoft such as: Associative Machining which allows a user to change the CAD drawing of a part and automatically update the machining parameters without additional user input; and Knowledge Based Machining which allows users to edit or update a predefined set of operational instructions for machining a specific type of feature on a part. This allows the CAMWorks system to automatically select the correct machining parameters for a given feature on a part, therefore dramatically reducing the input required by the end user.

CAMWorks is currently available for Milling and Turning applications. CAMWorks addresses the needs of today's sophisticated manufacturing engineers by delivering CAM solutions critical to success. OnCourse believes it's the most advanced tool available for mainstream engineers to get products to market faster, efficiently and within budget.

CAE
---

Micro Estimating offers estimating and process planning software for a broad spectrum of the manufacturing industries.

Machine Shop Estimating ("MSE")
-------------------------------
MSE is an engineering based cost estimating system for manufacturing companies. MSE calculates machining times and total product costs according to company specific estimating procedures. The software is comprised of 72 machine tool and operation specific software modules to emulate actual machine tool and production cycles. The machine emulation modules will produce calculations within 1% of true production time. The software provides process planning, machine process layouts and comprehensive management functions. It incorporates on-line supplier links, graphical reports, and interfaces seamlessly to numerous factory management and CAD/CAM programs. MSE libraries contain over 1,150 raw materials specifications and incorporate 2 million speeds and feed tooling combinations. The typical customer is a factory owner, estimator or an engineering department in a larger facility. MSE received a 1998 Excellence in Manufacturing Technology Achievement Award as "Readers Choice for User Friendliness" in the software classification by the readers of American Machinist Magazine.

LayOut Pro ("LP")
-----------------
LP serves as a process planning and machine process layout system, which allows users to easily calculate machining or fabrication times for product production. LP offers users the same basic functionality of the MSE product without the pricing or quoting features. The typical customer is a process planning engineer or manufacturer of metal working equipment. LP is a subset of MSE and contains no manufacturing pricing functions, and is typically purchased by machine tool builders.

FabPlan ("FP")
--------------
FabPlan is an engineering based cost estimating system designed for manufacturers that operate fabrication equipment. FP calculates fabrication times and total product costs according to company specific estimating procedures and shop equipment by simulating actual machine tool cycles. The software facilitates process planning and machine tool process layouts, which provides calculations for fabrication times used for production. The system incorporates supplier links, provides graphical reports, and interfaces with numerous factory management and CAD/CAM programs. The typical customer is a factory owner, estimator or an engineering department in a larger facility.

AutoTAS (Sandvik Coromant)
--------------------------

Micro Estimating is the exclusive U.S. and Canadian distributor and systems integrator for AutoTAS, a software product offered by Sandvik/Coromant of Sweden. AutoTAS is a tooling management program that was previously only available in Europe. Tool management software assists companies in the control and replenishment of tooling used in the manufacturing process.

New Products and Services
-------------------------

On behalf of the Company, Micro Estimating has begun development of a business-to-business electronic-commerce service web site called Tools4Mfg.com. The Tools4Mfg.com world-wide-web site is the cornerstone in its strategy to offer the functionality of all the Company's proprietary software products to the world-wide metal working community.

The Company anticipates that electronic-commerce, primarily the Tools4Mfg.com web site, will expand revenues in the markets of electronic-commerce and supply chain management. Supply chain management software provides a system comprised of integrated networks to facilitate managing design, procurement, planning, sales, fulfillment, and service for manufacturing and sales by providing the technologies for communicating efficiently with customers, and suppliers. This primary electronic-commerce revenue generating activity will sell tangible consumable industrial products while providing the related electronic-transaction software. Tools4Mfg.com will be an Internet-based purchasing system for use by manufacturing firms involved in producing, processing, or purchasing custom fabricated and machined products. The target market of Tools4Mfg.com is the smaller manufacturer, which represents 75% of American manufacturers. These smaller manufacturers typically have not been able to implement the expensive and labor intensive supply chain enterprise systems used by firms like the big three automotive companies, and will therefore benefit most from this type of electronic-commerce program. The Company will be positioned as an electronic middleman fulfilling orders for component parts manufacturers.

The site's overall design is approximately 80% complete with respect to the planned layout and functionality. The actual technological feasibility of the site is approximately 15% complete based on its current capabilities.
Completed development on the site consists of basic site layout, a material calculation system and the development of a tool that will allow end users the ability to define a component part to the Tools4mfg.com site and then search for contract machining suppliers based on a specific geographical location. These capabilities are currently available on a non-fee basis. It is management's belief that the Tools4Mfg.com site's functionality, when completed, will fulfill the objective set forth in this segment of the Company's business strategy. Neither the Company nor Micro Estimating have begun marketing or advertising any of the functionality of this site.

The Company believes that it will offer its existing customer base the capability to get raw material pricing and to place orders for raw materials over the Tools4mfg.com site during the third quarter of 2001. This will be accomplished solely by the internal funding of the Company. However, there is no certainty that the Company will be able to generate any revenues from this completed phase of the web site development.

The Company expects to continue to fund the development of the site from a combination of internally generated funds and capital contributed by industry partners. The time required for completion of the site will depend upon the Company's ability to generate funds for the remainder of the project. If the Company continues to develop the site without the aid of outside funding, the Company anticipates completing the site in the third quarter of 2002. However, the time line for the completion of the project could be reduced by three to six months if additional funding is secured during the second and third quarters of 2001. To date the Company has not received any capital contributions from its industry partners. Several revenue streams are projected from Tools4Mfg.com. Revenues will be derived from sales commissions on raw materials, component parts, and industrial tooling. The Company also expects to add transaction fees, subscription fees, and online sales of manufacturing software. However, there is significant risk in that the Company may not be able to generate any revenue from this business strategy upon completion of the web site.

According to an article in the October 5, 2000 edition of Purchasing magazine, it is estimated that the annual market for production-grade and metalworking metals is at least $900 billion. Net penetration is estimated at less than 1/100 of 1% of the estimated $900 billion annual global marketplace for production-grade and metalworking metals. The management of OnCourse feels that even a very small percentage of this market earned as commissions and transactions cost would generate $90 million of material transactions in which the Company would receive commissions and transaction fees. In addition, the Company also believes it will be able to generate revenues from tooling and auction sales as well.

The Company believes that revenues and transaction fees could exceed $25 million annually within the next five years. The following table shows the revenue stream for the $25 million of revenues and transaction fees based on
management's belief.   However, there is significant risk in that the Company
may not be able to generate any revenue from this business strategy upon completion of the web site.

RAW MATERIAL AND PERISHABLE TOOLING REVENUES (MILLIONS)
-------------------------------------------------------

                                       TOOLS4MFG               AVERAGE
                  TOTAL ESTIMATED  CAPTURES 1/100% OF        TRANSACTION
Revenue Source        MARKET       THE MARKET (.001%)       FEE OF 2.75%
--------------        ------       ------------------       ------------
    RAW MATERIALS   $  900,000         $     900              $    24.8

          TOOLING   $    4,000         $       4              $     0.6
                    ----------         ---------              ---------
          TOTALS:   $  904,000         $     904              $    25.4

Research and Development
------------------------

During nine months ended September 30, 2000 and 1999 and the years ended December 31, 1999 and 1998, the subsidiaries have expended $489,000, $13,000, $17,000 and $21,000 respectively, for research and development activities and purchased in-process research and development expenses as part of the TekSoft acquisition. The $489,000 of research and development expended during the nine months ended September 30, 2000 includes $270,000 for the purchased in-process research and development which was written off on February 1, 2000. In addition, the subsidiaries have expended $923,000, $77,000, $114,000 and $112,000 for its capitalized software during the nine months ended September 30, 2000 and 1999 and the years ended December 31, 1999 and 1998 respectively.
There have been no material customer sponsored research activities or expenditures.

Governmental Regulation and Approval
------------------------------------

The subsidiaries do not require governmental approval for any of its activities and has incurred no cost or expense with respect to compliance with federal, state and local environmental laws. Some of the subsidiaries' customers may incur expenses for environmental compliance, but there has been no effect of any such compliance on the subsidiaries. No single supplier or customer has a material effect in the subsidiaries' operations.

Traditional Metal Working Manufacturers as the Subsidiaries' Software Market
----------------------------------------------------------------------------

Domestic manufacturers are estimated to conduct approximately $3.8 trillion in annual business and these manufacturers employ 17 million people. According to the National Institute of Standards (NIST), 75% of manufacturers employ 50 people or less. OnCourse subsidiaries individually have up to 19 years providing that market with software to make job shops more efficient. The information referenced below provides historical summaries of the products sold by the OnCourse subsidiaries of Micro Estimating and TekSoft:

             Users Sold Since Subsidiary was Established (Unaudited)

                                      Year
               Subsidiary         Established          Users Sold
               ----------         -----------          ----------
                TekSoft               1981               20,000
            Micro Estimating          1982                2,400

      Historical Sales by Micro Estimating and TekSoft by Year (Unaudited)

       SUBSIDIARY/ACTIVITY            1995           1996           1997           1998           1999
       -------------------            ----           ----           ----           ----           ----
     MICRO ESTIMATING REVENUES     $1,123,225     $1,517,953     $1,580,905     $1,851,151     $1,716,246
    NEW MICRO ESTIMATING USERS            147            220            185            215            173

              TEKSOFT REVENUES      2,774,981     $2,668,804     $2,862,826     $2,859,651     $3,157,720
             NEW TEKSOFT USERS          2,157          2,074          2,225          2,539          2,460

                 TOTAL REVENUE     $3,898,206     $4,186,757     $4,443,731     $4,710,802     $4,873,966
      TOTAL OF NEW USERS ADDED          2,304          2,294          2,410          2,754          2,633

Current Environment in the Subsidiaries' Software Market
--------------------------------------------------------

A dramatic shift in supply chain management is underway in which manufacturers are looking to electronic-commerce solutions for sourcing and supply. Addressing those trends, the Company is developing an Internet-based purchasing system for use by manufacturing firms involved in producing, processing, or purchasing custom fabricated and machined products. The Tools4Mfg site will be positioned as an electronic middleman fulfilling orders for component parts manufacturers. This electronic-commerce system will process electronic Requests for Quotes ("RFQ") and Electronic Purchase requisitions for raw materials, component parts, and related tooling products and ultimately be paid with electronic funds transfers. Coupling this trend with use of the Internet as a software delivery and maintenance mechanism will provide new opportunities and a more efficient means for OnCourse to increase its value to customers.

The Company's Business Strategy
-------------------------------

The OnCourse strategy is to build a recognized and respected brand name as the leader in providing software and services that make component manufacturers more efficient and profitable. The Company's products, such as the award winning software systems referenced above under the ProCAM and Machine Shop Estimating ("MSE") headings, are the base of this strategy and will be built upon to create a broader position.

Existing subsidiaries' product lines have demonstrated sales growth over the last five years. When including sales activity prior to OnCourse ownership, net sales for Micro Estimating's products and services has grown from $1.12 million for the year ended December 31, 1995 to pre-consolidated net sales of $1.72 million for the year ended December 31, 1999. When including sales activity prior to OnCourse ownership, net sales for TekSoft's products and services has grown from $2.77 million for the year ended December 31, 1995 to pre-consolidated net sales of $3.16 million for the year ended December 31, 1999. The Company believes that product sales and services will easily exceed the sales growth in terms of dollars and percentage increases that were realized over the previous five years.

In concert with OnCourse products is an electronic-commerce strategy. OnCourse is creating a business-to-business electronic-commerce site for the metals working industry to purchase products, services, and trade.

OnCourse will use the Internet as a key part of this strategy to deliver software, provide applications while providing a focused trading site to build a loyal customer base. Integrating OnCourse applications with the OnCourse Internet site will lead users to take advantage of the business-to-business electronic-commerce site. Four core internet concepts will be used:

   o   Integrating Applications with OnCourse Portal

       OnCourse's subsidiaries products will have seamless interfaces to the web portal. One of the first integrations to be done will be with Micro Estimating's software. The MSE and FabPlan software can, via modem, dial out to a supplier of raw materials, access their database and receive current raw material pricing. The web portal is designed to perform this access via the Internet, access a suppliers database, and return current raw material pricing. When possible all OnCourse products will integrate with those areas of the portal that perform similar or complimentary tasks.

   o Internet Applications Delivery using Third-party Application Service Providers ("ASP")

       A growing trend for software publishers is to offer their applications via the Internet. In an ASP business model, the customer uses a web browser to access and run a particular software application. The application runs on a third party server and not on their local PC. The ASP model eliminates the need for the software user to purchase and install the applications on their local PC; the software may be run from any compatible browser via the Internet. OnCourse's subsidiaries will provide its software products to customers using the ASP model.
       Customer acceptance and technology trends will determine if this is a viable business model.

   o   Draw Customers with Content

       OnCourse will draw customers with content by offering current industrial news pertaining to the metal working industries, and by providing user forums to exchange manufacturing ideas and problems, post questions, create topics, check employment listings and find ideas for innovations and improvements. There also will be several databases developed by OnCourse allowing easy calculations and allowing the look up of common metal working information. Customers will also be given the technology to easily exchange or share drawings and relevant manufacturing files. Customers will also be given the opportunity to create and use individual mailboxes and filing systems to organize any communications and file exchanges done through the site.

   o   Value Added Trading Site

       The proposed value added functionality at the OnCourse portal, Tools4Mfg.com, is in several areas. There will be an online area for shopping for industry leading software and finding information about software companies serving the metal working industry. Online calculators will be provided that run in an internet browser that will simplify some routines and time consuming manufacturing calculations. Online databases will allow the look up of common metal working information. There will be an online auction for selling and buying both new and used manufacturing items. Customers will be able to shop online for the best prices and delivery from several raw material suppliers in real time. A facilities locator named; The Machine Shop Selector allows for detailed and specific production facilities searches both geographically and by specific production capabilities and provides the communication technologies to contact multiple manufacturers for pricing or information. Manufacturer of custom components will have the ability to receive Requests for Quotations (RFQ's) pre-defined that match their capabilities and preferred type of work and online forums will allow the exchange of manufacturing ideas and problems.

Risk Factors That May Impact the Shareholder's Investment
---------------------------------------------------------

Shareholders of the Company should be aware that the ownership of the Company's shares involves certain investment considerations and risk factors, including those described below and elsewhere in this registration statement, which could adversely affect the value of their holdings. Neither the Company nor any other person is authorized to make any representations as to the future market value of the Company's stock.

Any Forward-looking statements contained in this registration document should not be relied upon as predictions of future events. Such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Investors are hereby notified that such information reflects the opinions of Company management as to the future. Investors should use their own judgment as to the significance of this information to their individual investment decisions.

Investment in the Company's Common Stock must be considered speculative due to a number of risk factors including, but not limited to, the limited history of trading in the Company's Common Stock in any Public Market. See "DESCRIPTION OF SECURITIES."

Control by the Management Might Limit Independent, Public Shareholder Influence
-------------------------------------------------------------------------------

The Chief Executive Officer and the President of the Company beneficially own approximately 62% of the outstanding common stock of the Company. The remaining directors and other executive officers own approximately 30% of the outstanding common stock of the Company. Accordingly, the Chief Executive Officer and President together, or along with the Board of Directors and other executive officers, will exercise control over the Company, including control over the election of directors, the appointment of officers, and the business policies, investments and future acquisitions, if any, of the Company. Public shareholders' interests may not be fully represented alongside the differing interests of management shareholders, if any. The large percentage of shares owned by these persons will have a limiting effect on the number of shares available for trading in the secondary market, which could have an adverse effect on price and liquidity.

Absence of Necessary Financing Could Disrupt Operations, Product Development,
-----------------------------------------------------------------------------
Growth Plans
------------

The Company intends to obtain the necessary interim and long-term financing necessary to continue operations, to fund present and future product development, and to maintain the competitive position of its software products in their manufacturing markets. There is no guarantee that the Company will have the financial ability to meet all of those goals. The Company expects to raise additional capital from time to time by private placements of the Company's securities and capital contributed by industry partners. To date the Company has not received any capital contributions from its industry partners. There can be no assurances that there will be any market for the Company's securities or that sufficient capital can be raised by any such private placements. If capital is not available, it may not be possible for the subsidiaries to develop new products, to grow existing product revenues or to operate profitably in any market. In such event, shareholders could lose their entire investment. See "MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS - Liquidity and Capital Resources".

Anticipated Revenues From Purchased In-process Research & Development May Not Be
--------------------------------------------------------------------------------
Realized
--------

The Company acquired $270,000 of CAMWorks in-process research and development as part of the TekSoft acquisition on January 31, 2000. It is possible that the Company may not complete the development related to the CAMWorks project ahead of its competition or before technology changes in the market place that may render the technology obsolete. As a result, the Company may not realize the expected revenues that management believes will result from this acquired in-process technology.

Competitors' Strengths Could Force Price Reductions, Damage Profit Prospects
----------------------------------------------------------------------------

The markets for the subsidiaries' products are intensely competitive. The CAM industry for example has more than 200 competitors in which TekSoft is referenced as one of the top five worldwide software providers according to the above-mentioned CIMdata research. The estimating products offered by Micro Estimating have a dramatically different number of competitors. There is only one other competitor in the estimating field and that is Manufacturers Technologies, Inc. Limited information is available on this company as they are a privately held organization. Many of the subsidiaries' present or prospective competitors have or may have substantially greater financial, technical, marketing and sales resources than the Company. There can be no assurance that the subsidiaries will be able to compete effectively in the future. If the subsidiaries are unable to compete effectively, shareholders could have a lower return on their investment or lose their entire investment.

Limited Prior Public Market and Restrictions on Free Sale of Stock May Adversely
--------------------------------------------------------------------------------
Affect Stock Value and Liquidity
--------------------------------

There is presently a limited public market for the Company's common stock and there can be no assurance that an active market will develop. The prices at which the shares trade will be determined by the market place and could be subject to significant fluctuations in response to many factors, including, among others, variations in the Company's quarterly operating results, changing economic conditions in the industries in which the subsidiaries participate, and changes in government regulations. In addition, the general stock market has in recent years experienced significant price fluctuations, often unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, may adversely affect the market price of the Company common stock. In the event of declining stock values and diminished liquidity, shareholders could lose their entire investment. See "MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS."

Dependence on Operating Environments Imposes Obsolescence, Diminished Revenues
------------------------------------------------------------------------------
and Profit Exposures
--------------------

The subsidiaries' software is designed for use with computers running in the Microsoft WindowsTM and Windows NTTM operating environments. The successful introduction of new operating systems or significant changes in existing operating systems could adversely affect the Company's operating results. Failure by the subsidiaries to develop new products for any such changed operating environments could result in the Company's inability to maintain sufficient margins in which to continue its business.

Rapid Technological Change Exposes Subsidiaries To Competitive Disadvantages,
-----------------------------------------------------------------------------
Reductions in Sales, Profits, Growth Rates, Market Acceptance
-------------------------------------------------------------

The market for the subsidiaries' products is characterized by rapid technological advances, evolving industry standards, changes in end-user requirements and frequent new product introductions and enhancements. The introduction of hardware or software products embodying new technologies and the emergence of new standards could have an adverse effect on the subsidiaries' present products or any products under development. For instance, the Company believes that TekSoft's CAMWorks product is an example of rapid technological change. The CAMWorks product in the last two to three years has changed the way CAM is being done in the manufacturing community. CAMWorks' ability to analyze a solid model and generate machine code to produce the piece part automatically will change the way parts will be manufactured in the future. The subsidiaries' future success will depend upon its ability to enhance its present products as well as introduce new products that are responsive to technological developments and end-user requirements and development market appeal. Any failure by the subsidiaries to develop new products and enhancements in a timely manner will have an adverse effect on the results of the Company's operations and could result in the Company's failure and the loss of shareholders' investment.

Absence of a Market For The Company's Electronic-Commerce Products Increases
----------------------------------------------------------------------------
Risks of Loss on Investment, Failure to Achieve Growth Targets, Difficulty in
-----------------------------------------------------------------------------
Meeting Debt Service Requirements, Diminished Investor Confidence
-----------------------------------------------------------------

A market for the Company's electronic-commerce and other business-to-business products may not develop. If a significant market for internet-based electronic-commerce and business-to-business products does not develop, the Company's business may not grow according to the Company's expectations and shareholder's prospects for capital gain will be diminished.

Competitive Pricing Pressures May Increase The Risk of Loss of Investment
-------------------------------------------------------------------------

Competitive pricing pressures might bring about a reduction in the average price of the subsidiaries' products, resulting in a decrease in revenues and gross margins. Changes in product mix and other factors might also influence prices. If price reductions occur, the Company's revenues will decline unless it is able to offset these decreases by increasing its sales volumes. In addition, in order to maintain its gross margins, the subsidiaries must develop and introduce new products and product enhancements, and it must continue to reduce the development and distribution costs of its products. There is no assurance that the Company will succeed in implementing corrective action if any of these declines occur. Failure by the subsidiaries to implement successful pricing strategies and/or to develop new products to meet these competitive pressures and/or to increase unit volumes could result in the Company's failure and the loss of shareholder's investment.

New Products May Contain Undetected Hardware and Software Errors, Increase Risk
-------------------------------------------------------------------------------
of Loss of Investment
---------------------

New products the subsidiaries develop may contain undetected hardware and software errors, which could require significant expenditures of time and money to correct, harm its relationships with existing customers and negatively impact its reputation in the industry. In addition, the subsidiaries' products are combined with products from other vendors. If such problems occur, it may be difficult to identify the source of the problem. If such problems should occur, and if the Company is unable to rapidly correct any such problems, there may be consequences such as:

   O   Delay or loss of market acceptance of the subsidiaries' products
   O   Significant warranty or other liability claims
   O   Diversion of engineering and other resources from product development efforts
   O   Significant customer relations problems
   O   Loss of credibility in the market
   O   Inability to sell its products until any errors are corrected

Any one or any combination of these consequences could result in a significant loss in value of shareholders' investment.

Quarterly Fluctuations May Place Additional Burden on Working Capital, Need For
-------------------------------------------------------------------------------
Additional Investment
---------------------

Management believes that OnCourse's sales will fluctuate based on the manufacturing communities purchasing trends. The Company's quarterly revenues and operating results have varied significantly in the past and are likely to vary significantly in the future. For example using an average of the last five years sales activity, Micro Estimating's sales on a quarterly basis has ranged from 20% of annual sales to as high as 30% of annual sales. TekSoft's average quarterly sales for the same five-year period have fluctuated from 23% of annual sales to 26% of annual sales. A typical sales pattern will start the year with new budget spending through the first four months. Then there will be a three-month slowdown during the summer months, which reflects reduced production and plant shutdowns. This is then followed by an increase in sales volume through the end of the year as companies complete their fiscal years, typically spending remaining budgetary monies and in some cases, based on taxation issues, purchase smaller capital expenditures to reduce tax liabilities. Other factors that may affect quarterly results include the following:

   o The overall strength of the economy, timing, size and terms of customer orders
   o   Changes in customer buying patterns
   o Uncertainties associated with the introduction of any new product or product enhancement

   o The timing of the announcement and introduction of new products by the subsidiaries or its competitors
   o The mix of products sold and the mix of distribution channels through which products are sold
   o Deferrals of customer orders in anticipation of new products, services or product enhancement introduced by the Company or its competitors
   o Technological developments affecting the electronic-commerce, business-to-business, and manufacturing software markets

Any failure by the Company to obtain sufficient lines of credit to support these quarterly fluctuations, if any, could result in a decline in profitability and a loss of shareholder value.

Management of Future Acquisitions and Growth Will Require Additional Investment,
--------------------------------------------------------------------------------
May Exceed Company's Ability to Manage This Growth
--------------------------------------------------

The Company has embarked upon an ambitious growth plan including the acquisition of one or more businesses and the accumulation of capital to finance existing and acquired businesses. It will be necessary for the subsidiaries to attract, hire and maintain new employees at many levels, including senior management in order to achieve and support growth. The Company expects to include the public market for its securities as a basis for the development of key employee incentive compensation, savings, investment and retirement plans. There can be no assurance that the Company will be successful in any of these efforts, the failure of which could result in slower growth, a decline in profitability and a loss of shareholder value. See "MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS."

Loss of Key Personnel or Inability to Hire Additional Qualified Personnel Might
-------------------------------------------------------------------------------
Result in Failure of the Company to Implement its Plans
-------------------------------------------------------

Loss of the services of key management employees or inability to attract and retain qualified personnel or delays in hiring required personnel, particularly programmers and sales personnel, could delay the development and introduction of, and negatively impact the subsidiaries' ability to sell its products. In addition to key management personnel, the Company's success depends on its ability to attract and retain highly skilled technical, managerial, marketing and other personnel. Competition for these personnel is intense. In recent years, there has been a strong demand for qualified skilled and unskilled employees in the Wisconsin, Minnesota and Arizona areas, where the subsidiaries' main operations are located, and in other areas where it operates. There is a risk that it will be unsuccessful in attracting and retaining the personnel it needs for its business. Failure to attract and retain such personnel could result in a decline in the Company's revenues and profits and a loss of investment by shareholders.

Reliance on Contract Programmers For Development of Subsidiaries' Software
--------------------------------------------------------------------------
Products
--------

The subsidiaries use domestic and foreign contract programmers to program its software products. Competition for these resources may cause a shortage of contract programmers or increase the cost of these services to the point where the Company's profitability declines. This decline in profitability could slow product development efforts which in turn could prevent the subsidiaries from being competitive in its markets.

Reliance on Distribution Channel Increases Exposure From Competitors Strengths,
-------------------------------------------------------------------------------
Company's Financial Constraints
-------------------------------

The Company relies on direct sales and independent distributors to sell its products. In 1999, 34% of the Company's total revenues were generated by its independent distributors when excluding sales of subsidiaries that were previously independent distributors. Distributors also represent other products that may either complement or compete directly with those of the subsidiaries. Independent choices by distributors concerning which products receive their principal attention, the development of new or enhanced products by competitors, the subsidiaries' relative ability to compete effectively with others in time-to-market comparisons and a large number of factors under the control of competitors and independent distributors may adversely effect the Company's future operating results. Failure to attract and retain good distributors and/or to implement more direct marketing efforts could result in a decline in the Company's revenues and profits and a loss of investment by shareholders.

Asset Encumbrances, Operating Losses, Contingent Stock Issuances Might Increase
-------------------------------------------------------------------------------
Shareholder Dilution While Values Could Decline
-----------------------------------------------

Substantially all of the Company's assets are pledged to secure bank indebtedness subject to compliance with certain financial ratio tests. The Company's earned surplus deficit and continuing operating losses might reduce the availability of such credit facilities in the future under those ratio tests. At the same time, revenue and net income increases, if any, will obligate the Company to issue additional shares under acquisition agreements. Taken as a whole, these factors increase the risk of dilution in shareholder value and impose a risk of complete loss of shareholder value unless those trends are reversed or offset by the infusion of new capital.

Company's Bank Indebtedness Has Floating Interest Rates
-------------------------------------------------------

The majority of the Company's existing bank indebtedness has interest rate pricing that fluctuates with changes in the bank's prime rate. Significant increases in the bank's prime interest rate could reduce the Company's operating profits. A reduction in profitability will make it more difficult to implement the Company's growth plans and to develop the products necessary to remain competitive.

Year 2000 Compliance
--------------------

During 1999 the Company had analyzed the Year 2000 readiness issues related to its business systems. All systems critical to managing the business were Year 2000 compliant. As of the date of this Registration Statement, the Company has not experienced any problems with Year 2000 Compliance.

FORWARD-LOOKING STATEMENTS
--------------------------

This Registration Statement of OnCourse Technologies, Inc. includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "1934 Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in Section 21E of the 1934 Act1. This protection does not apply to statements made in an initial public offering. The Company will comply with its reporting requirements after this registration statement becomes effective.

Reports to Security Holders
---------------------------

The Company intends to provide all of its shareholders with an annual report of the Company's operations including comparative audited financial statements for the years ended December 31, 2000 and 1999.

The public may read and copy any materials that the Company has on file with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at
(800) SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's Internet site address is http://www.sec.gov. Prior to the date of this registration, the Company has not
-------------------
filed reports with the Securities and Exchange Commission.   However, the
Company will file such reports following the effectiveness of this registration statement.

The Company's Internet site address is http://www.oncoursetechnologies.com.
                                       -----------------------------------

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS
-----------------------------------------------------------------------

Overview
--------

The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the financial statements of CAM Solutions, Inc., Cimtronics, Inc. and TekSoft, Inc. and notes, thereto and the other financial information appearing elsewhere in this filing. In addition to historical information, the following discussion and other parts of this filing contain forward-looking information that involves risks and uncertainties. The Company's actual results could differ materially from those anticipated by such forward-looking information due to competitive factors, risks associated with the Company's expansion plans and other factors discussed herein.

Since the Company's incorporation on May 28, 1998, the Company's mission has been to become the collaborative business partner for the metal working industry by providing technology products and services that improve the profitability and
efficiency of metal component manufacturers.   This mission is carried out under
three objectives consisting of: acquiring specific other businesses; developing Internet based, business-to-business electronic-commerce sites for use in the procurement of customer components, raw materials, and tooling for the metalworking industries; and raising capital and maximizing shareholder value. The Company is on course relative to these objectives by executing strategies that focus on a balance of three priorities: growth, profitability and liquidity.

During the nine months ended September 30, 2000 and the year ended December 31, 1999, the Company acquired three companies: TekSoft on January 31, 2000; Cimtronics on October 1, 1999; and CAM on January 1, 1999. Each of these acquisitions has moved the Company closer to its goal of becoming a business
partner for the metal working industry.   These acquisitions also helped
complement its existing product offerings as well as broaden the base necessary for implementing its Internet strategy utilizing a business-to-business
electronic-commerce site.   The Company, through its Micro Estimating
subsidiary, also forged an exclusive arrangement to be the U.S. and Canadian distributor and systems integrator for a tool management system offered by one of Europe's largest tooling manufacturers that enables companies to increase machine up-time and reduce inventory.

In addition to the above acquisitions, the subsidiaries have devoted significant resources to upgrading its computer-aided-manufacturing and computer-aided-engineering products and developing its business-to-business electronic-commerce
site.   During the nine months ended September 30, 2000, the Company invested over 37% of net sales or $1,412,000 of net sales in capitalized software and internal and purchased research and development activities combined. This is a significant increase over the approximate 5% and 7% of net sales, respectively, that the Company invested during each of the fiscal years ended December 31, 1999 and 1998 and the 5% for the nine months ended September 30, 1999. The percentage increase can be largely attributed to the $1,322,000 investment level in internal and purchased research and development and capitalized software by TekSoft since it was acquired on January 31, 2000.

The Company acquired both developed and in-process technologies as part of the TeckSoft acquisition on January 31, 2000. An appraisal was performed on the TekSoft computer-aided-design and computer-aided-manufacturing software product lines: ProCAM 2000, CAMWorks 99 and CAMWorks 2000. The developed technology was valued at $4,300,000. This was comprised of $3,150,000 for the current completed ProCAM 2000 software and $1,150,000 for the CAMWorks 1999 software. An estimated useful life of five years was determined to be reasonable for the TekSoft's developed technologies.

Generally, in-process research and development is distinguished from developed technology based upon whether "technological feasibility" has been achieved.
The technological feasibility of a product is established when the enterprise has completed all planning, designing, testing, and sampling activities that are necessary to establish that the product can be produced to meet its design specifications including functions, applications, and technical performance requirements. The in-process technology was determined to be $270,000 for the CAMWorks software. For approximately five months prior to the valuation date, the engineering staff had begun the work on the release version CAMWorks 2000. At the date of acquisition, the release had not yet reached the beta stage.

At the date of acquisition, TekSoft planned the release of a new version of the CAMWorks software for May of 2000. Very little of the code base, comprising the existing basic infrastructure, would be rewritten for this release or for the next several releases. The next release is scheduled for early 2001. The 2001 release will be added to the then existing core code and, based on the historical pattern, will add an estimated 20% in features and functionality to the base. The CAMWorks 2000 project will include 90 or more enhancements.

The significant acquisition and product development activity during the nine months ended September 30, 2000 and the year ended December 31, 1999 helps to explain the change in the results of operations when comparing the nine months ended September 30, 2000 and 1999 and the years ended December 31, 1999 and 1998.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

During the nine months ended September 30, 2000, the Company continued to focus on growth. The two acquisitions made on October 1, 1999 (Cimtronics) and January 31, 2000 (TekSoft) helped increase net sales by $2,016,000 to $3,737,000 for the nine months ended September 30, 2000 from $1,721,000 for the same period in 1999. The Company's deferred revenue of $1,689,000 as of September 30, 2000 reflects an increase of $733,000 over the deferred revenues of $956,000 for OnCourse as of December 31, 1999 due to the inclusion of TekSoft effective February 1, 2000.

Cost of goods sold was $1,250,000 for the nine months ended September 30, 2000
as compared to the $362,000 for the nine months ended September 30, 1999.   The
increase is attributed to the Cimtronics acquisition on October 1, 1999 and the TekSoft acquisition on January 31, 2000.

Selling expenses increased to $1,841,000 for the nine months ended September 30, 2000 as compared to the $777,000 for the nine months ended September 30, 1999. The increase is largely related to the additional selling expenses for the Cimtronics and TekSoft businesses acquired as well as selling expenses due to an increase in sales of the Micro Estimating and CAM subsidiaries.

Research and development expense was $219,000 and $13,000 for the nine months ended September 30, 2000 and 1999, respectively. The increase is attributed to the research and development activities of TekSoft.

The Company acquired $270,000 of in-process research and development as part of the TekSoft acquisition. This non-recurring amount was written off immediately in accordance with APB No. 16, "Accounting for Business Combinations."

General and administrative expense including goodwill and other intangible amortization increased to $2,256,000 for the nine months ended September 30, 2000 compared to the $624,000 for the nine months ended September 30, 1999. The largest contributing factor for this increase was the $687,000 of goodwill amortization for the nine months ended September 30, 2000 compared to the $3,000 for 1999. The increase in goodwill is related to the Cimtronics and TekSoft acquisitions. Another contributing factor towards the increase relates to $103,000 of amortization expense incurred for the nine months ended September 30, 2000 for the amortization of the Assembled Work Force, Trade Names and Distribution Network intangible assets resulting from the TekSoft acquisition. There was $0 incurred for the nine months ended September 30, 1999. The remaining increase can be attributed to the expenses of the Cimtronics and TekSoft businesses since acquisition.

Operating expenses, excluding goodwill and other intangible asset amortization, were $3,796,000 for the nine months ended September 30, 2000 as compared to
$1,411,000 for the nine months ended September 30, 1999.    Total operating
expenses including goodwill and other intangible asset amortization totaled $4,586,000 for the nine months ended September 30, 2000 compared to $1,414,000 in 1999. This resulted in a pre-tax loss of $2,165,000 for the nine months ended September 30, 2000 as compared to the $77,000 loss in 1999.

Net loss after tax benefits were $1,760,000 and $52,000 for the nine months ended September 30, 2000 and 1999, respectively.

YEARS ENDED DECEMBER 31, 1999 AND 1998

Net sales for the year ended December 31, 1999 were $2,482,000 compared to $1,851,000 in 1998. The Company's increase in revenues can be attributed to revenues generated by the CAM and Cimtronics subsidiaries. Micro Estimating's computer-aided-engineering software products and services in 1999 were flat compared to 1998 largely due to the Year 2000 cautiousness that affected potential customer's buying decisions. Despite Micro Estimating's products being Y2K compliant, the Company believes that its customers exhausted their capital expenditure budgets because of the significant expenditures made in upgrading their core manufacturing and financial systems to ensure compliance.

Cost of goods sold is mostly comprised of purchased software and material purchases, freight and amortization of capitalized software. Cost of goods sold
for 1999 was $636,000 compared to $419,000 in 1998.   Cost of goods sold as a
percentage of net sales increased to 25.6% in 1999 from 22.6% in 1998. The increase is largely attributed to the impact that the distributor-based sales (higher cost of goods sold percentage of net sales) generated by the 1999 acquisitions had relative to the proprietary software sales only in 1998. Also contributing to the increase was a $31,000 (1.2% of net sales) write-off of the remaining unamortized capitalized software from 1995 capitalized costs.

Gross profit of $1,847,000 in 1999 increased 28.9% over the $1,433,000 in 1998.
Gross profit as a percentage of net sales was 74.4% in 1999 compared to 77.4% in 1998. The gross profit dollars increase can be attributed to higher sales due to the addition of the CAM and Cimtronics subsidiaries. However, the higher cost of goods sold content of the added distributor-based sales in 1999 caused gross profit as a percentage of net sales to decrease.

Selling expenses increased to $1,110,000 for the year ended December 31, 1999 as compared to the $735,000 for the year ended December 31, 1998. The increase is largely related to the additional selling expenses for the CAM and Cimtronics
businesses acquired in 1999.   In addition, staff was added in 1999 to open an
office in North Carolina, to develop a market for Micro Estimating's exclusive distribution agreement of new tool management software, and to expand the customer support function. These positions, which were mostly related to sales or sales support activities, caused selling expenses to increase to 44.7% of net sales in 1999 from 39.7% of net sales in 1998. These added costs are expected to decline as a percentage of net sales if these investments generate the sales increases as expected.

Research and development expense declined slightly to $17,000 in 1999 from $21,000 in 1998.

General and administrative expense increased to $954,000 for the year ended December 31, 1999 as compared to the $669,000 for the year ended December 31, 1998. The largest contributing factor for this increase was the expenses of the CAM and Cimtronics businesses acquired. The Company had $26,000 of goodwill
amortization in 1999 resulting from the two acquisitions in 1999.   There was no
goodwill amortization in 1998.

The Company generated a loss from operations of $234,000 in 1999 compared to operating income of $8,000 in 1998. The loss is mostly attributed to goodwill amortization and professional fees related to the Company's acquisitions and staff additions described above coupled with the lower than expected sales volumes in the fourth quarter of 1999 due to the Y2K issue.

Interest expense for 1999 totaled $31,000 compared to $17,000 in 1998. The Company incurred higher interest expense in 1999 due to the financing of the higher sales volume and staffing additions made in 1999.

The Company's provision for income taxes in 1999 was a $95,000 tax benefit compared to a $69,000 tax provision in 1998.

Net loss was $170,000 in 1999 compared to a net loss of $79,000 in 1998 or 6.9% and 4.2% of net sales, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position as of September 30, 2000 was approximately $120,000 as compared to $26,000 as of September 30, 1999. During the nine months ended September 30, 2000, net cash provided by operating activities was $665,000 versus $51,000 for the nine months ended September 30, 1999.

The Company's working capital as of September 30, 2000 was a negative $1,454,000 as compared to the negative working capital of $393,000 as of December 31, 1999. The increase in the negative working capital as of September 30, 2000 over December 31, 1999 is largely attributed to increased deferred revenues, and improved cash collections on accounts receivables and increases in short-term lines of credit that were used to finance the investment of $1,025,000 in capitalized software and fixed assets.

Subsequent to September 30, 2000, the Company consolidated its bank debt by replacing the Micro Estimating and TekSoft lines of credit and substantially all of the existing bank term debt. The new debt facility consists of a $400,000 term loan due on October 1, 2005 and a $1,100,000 three-year revolving line of credit agreement due October 9, 2003. The revolving line of credit is limited to a borrowing base calculated as a specified percentage of qualifying accounts receivable, property, plant and equipment and net capitalized software. The interest rate for the term loan and revolving line of credit is 9.25% and prime (9.5% at September 30, 2000), respectively. The monthly term debt payment of $6,500 is based on a seven-year amortization schedule. The three-year revolving line of credit agreement as well as the term loan will be classified as long-term debt. The debt facility will be secured by all assets of the Company and its subsidiaries.

The new debt facility significantly improves the working capital position of the
Company.    While the Company will still have negative working capital given the
$1,689,000 of deferred revenues as of September 30, 2000, the new debt facility replaces the short-term lines of credit totaling $425,000 as of September 30, 2000. It also replaces the $300,000 September 30, 2000 balance of a short-term bank note that was due September 30, 2000, the $140,000 September 30, 2000 balance of a long-term note payable that is due July 21, 2001, and the $40,000 equipment term note that is due August 4, 2002. Management believes that the new debt facility will support its working capital needs throughout 2001.

In addition to the above mentioned lines of credit and term debt as of September 30, 2000, the Company has several notes payable due to current and former shareholders and employees of the Company and its subsidiaries totaling $172,000 with a current portion of $42,000 as of September 30, 2000. These notes have interest rates that range from 7% to 16.5%. The principal and interest payment structures vary for these notes. Please refer to the accompanying consolidated financial statements and footnotes for details.

Shareholder's Equity increased to $10,340,000 as of September 30, 2000 compared to $476,000 and $45,000 deficit as of December 31, 1999 and December 31, 1998, respectively. The increase in Shareholder's Equity since December 31, 1999 is attributed to the acquisition of TekSoft for $10,755,000, $265,000 in additional proceeds from the sale of common stock and $601,000 of common stock issued for services. Offsetting these increases for the nine months ending September 30, 2000 was the $1,760,000 loss realized for the nine months ended September 30, 2000.

In addition, the Company recorded a reduction to retained earnings to reflect the accounting treatment for extending the expiration date of the 1998 warrants from March 31, 2000 to September 30, 2000. The same warrants were further
extended to June 30, 2001 on September 12, 2000.   Generally accepted accounting
principles required that the warrants be classified as equity and accreted to the estimated redemption value based on the terms of the warrants. At the time of original issuance the warrants were not assigned an initial value or any accretion as their estimated fair market value approximated zero. The extension resulted in a new measurement date and the incremental value of the warrants was accounted for as a dividend to the shareholders. The value of the remeasured
warrants was determined using the Black-Scholes pricing model.   See  "RECENT
SALES OF UNREGISTERD SECURITIES".

The Company invested $923,000 in capitalized software for the nine months ended September 30, 2000. This compares to $114,000 and $112,000 for the years ended December 31, 1999 and 1998, respectively. The significant investment during the nine months ended September 30, 2000 can be mostly attributed to feature enhancements to TekSoft's computer-aided-manufacturing software. The Company also made expenditures for plant and equipment and other assets during the nine months ended September 30, 2000 of $102,000 and $111,000, respectively, compared to the $81,000 and $0 for the year ended December 31, 1999. The increase in other assets is largely related to license fees for third-party technology used in TekSoft's CAM software products.

Management believes that cash on hand together with funds available under the existing and proposed lines of credit and projected cash generated from operations will be sufficient to satisfy its short term 2000 and 2001 operating requirements in the present mode of operation. In order to meet long-term cash flow requirements and to increase the levels of expenditure relating to product development of its software products and Internet strategy and sales promotion activities, the Company is seeking to raise an aggregate of $5,000,000 through a private placement of shares of the Company's common stock. There can be no assurances that this effort to raise additional working capital will be successful and in the event that the Company is not successful, its ability to aggressively market its family of engineering and manufacturing software products will be limited. Any failure by the Company to develop new products and enhancements in a timely manner will have an adverse affect on the results of the Company's operations and could result in the Company's failure and the loss of Shareholders' investment.

Item 3.  DESCRIPTION OF PROPERTY

All of the operations of the Company and its subsidiaries are conducted from office space leased from non-related party landlords except as noted for TekSoft. TekSoft leases office space with a related party that is renewable in five-year increments for a period of twenty-five years. TekSoft subleases a significant portion of this related party lease as office space to other tenants. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

The following table sets forth information concerning the operating facilities:


                                  Size In                    Monthly Rent As of
            Tenant              Square Feet  Lease Expires    October 1, 2000
            ------              -----------  -------------    ---------------

OnCourse Technologies, Inc./       4,672       11/30/2002          $3,238
Micro Estimating Systems, Inc.
3106 South 166th Street
New Berlin, WI 53151

CAM Solutions, Inc. (1)            1,122       1/31/2003           $1,311
1631 East 79th Street
Suite 134
Bloomington, MN  55425

CAM Solutions, Inc. (2)              413       7/16/2001            $548
2121 W. Army Trail Road
Suite 102
Addison, IL  60101

Cimtronics, Inc.                   1,550       8/31/2004           $2,196
7434 East Stetson Drive
Suite C-165
Scottsdale, AZ  85251

TekSoft, Inc.                      8,800       7/14/2003          $20,570
16121 North 78th Street
Scottsdale, AZ  85260

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of September 30, 2000, the authorized capital stock of the Company consists of fifty million (50,000,000) shares of common stock, par value one tenth of a cent ($.001) per share, of which seventeen million two hundred two thousand three hundred ninety one (17,202,391) shares are validly issued, fully paid, non-assessable and outstanding and none of which are issued in violation of the preemptive rights of any shareholder.

The Company issued in 1998 four hundred thousand (400,000) Redeemable Common Stock Purchase Warrants entitling each Warrant Holder to purchase on or before June 30, 2001, one (1) share of Company common stock per Purchase Warrant for the sum of one dollar and fifty cents ($1.50). Of the 400,000 warrants issued, 1,046 have been exercised as of September 30, 2000.

During 1999 and the nine months ended September 30, 2000, the Company offered and issued on various dates one hundred sixty four thousand nine hundred thirty
nine (164,939) units of the Company's common stock.   The units include one
share of Company common stock, one Company Class A common stock purchase warrant expiring three years from the unit purchase date and one Company Class B common
stock purchase warrant expiring five years from the unit purchase date.   All of
the

329,878 combined Class A and Class B common stock purchase warrants are outstanding as of September 30, 2000. See "RECENT SALES OF UNREGISTERED SECURITIES".

In addition, pursuant to acquisition agreements, the Company had reserved three million eight hundred three thousand eight hundred forty six (3,803,846) shares of its voting common stock for issuance to management shareholders if defined revenue and profit goals are attained. Of these shares, 400,000 shares were earned in each of the years ended December 31, 1999 and 1998, after attaining defined revenue goals. Four hundred thousand (400,000) shares have been earned during the nine months ended September 30, 2000. The acquisition agreement that the Company has with each of its subsidiaries, TekSoft, Cimtronics, CAM and Micro Estimating, contains a change in control provision that causes the Company to issue additional shares of common stock to the former subsidiary shareholders should a change in control occur in the Company or that subsidiary. See "RECENT SALES OF UNREGISTERED SECURITIES".

The following table sets forth, as of September 30, 2000, the beneficial ownership of the Company's outstanding shares of Common Stock by (i) the only persons who own of record or are known to own, beneficially, more than 5% of the Company's Common Stock; (ii) each director of the Company, (iii) each executive officer of the Company; and (iv) all directors and executive officers as a group. All numbers of shares set forth in the table below and elsewhere in this Statement reflect a one-for-two split in the Company's Common Stock effective as of October 31, 1999, the TekSoft, Inc. acquisition as of January 31, 2000, and additional private placement share sales through September 30, 2000.

                                                                                        Amount and
                                                                                         Nature of
        Name of Beneficial                                                              Beneficial      Percent of
         Owner and Address                            Relationship                       Ownership        Class
         -----------------                            ------------                       ---------        -----


Bernard A. Woods, III (1)<F1>      Director,  Chairman,   Chief  Executive   Officer,    7,371,823        42.85%
                                   Secretary and  Treasurer  of  OnCourse  and  Micro     Direct
                                   Estimating

Charles W. Beyer (1)<F1>           Director  and  President  of  OnCourse  and  Micro    3,307,350        19.23%
                                   Estimating                                             Direct

Gary L. Fulton (2)<F2>             Director and President of TekSoft                     2,295,991        13.35%
                                                                                          Direct

Scott R. Fulton (2)<F2>            Vice President of TekSoft                             1,709,086         9.94%
                                                                                          Direct

Craig M. Hoffman (1)<F1>           Vice President-Development of Micro Estimating          353,328         2.05%
                                                                                          Direct

Michael Zaworski (3)<F3>           President of Cimtronics                                 153,846          .89%
                                                                                          Direct

Kevin L. Bork (4)<F4>              Director, and President,  Secretary and  Treasurer      150,000          .87%
                                   of CAM Solutions                                       Direct

William C. Brown (1)<F1>           Chief Financial  Officer  of  OnCourse  and  Micro        -             0.00%
                                   Estimating                                             Direct

Sky Carver (5)<F5>                 Director of OnCourse and consultant to TekSoft          449,882         2.62%

Total Presented Above              Officers and Directors as a Group (9 persons)        15,791,306        91.80%
                                                                                          Direct

Total Shares Outstanding                                                                17,202,391       100.00%
                                                                                          Direct

The address for each individual set forth above is noted below:

(1)<F1>   OnCourse Technologies, Inc. and Micro Estimating Systems, Inc., 3106
          S. 166th Street, New Berlin, WI  53151.
(2)<F2>   TekSoft, Inc., 16121 North 78th Street, Scottsdale, AZ  85260
(3)<F3>   Cimtronics, Inc., 7434 E. Stetson Dr., Suite C-165, Scottsdale, AZ
          85251
(4)<F4>   Cam Solutions, Inc., 1621 E. 79th Street, Suite 134, Bloomington, MN
          55425
(5)<F5>   220 Daisy Lane, Soldotna, AK  99669

Item 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers
--------------------------------

The Board of Directors of the Company currently consists of five members. The current members of the Board of Directors and the executive officers of the Company are:

                                                                                                  Director       Term
           Name                        Position(s) Held with the Company                Age        Since       Expires
           ----                       ----------------------------------                ---        -----       -------

Bernard A. Woods, III      Chairman, Director, Chief Executive Officer and
                           Secretary/Treasurer of OnCourse and Micro Estimating          45         1999         2000

Charles W. Beyer           Director and President of OnCourse and Micro Estimating       48         1999         2000

Kevin L. Bork              Director of OnCourse, and President of CAM Solutions          41         1999         2000

Craig M. Hoffman           Vice President of Micro Estimating                            33          -            -

Michael Zaworski           President of Cimtronics                                       58          -            -

Gary L. Fulton             Director of OnCourse, and President of TekSoft                49         2000         2000

Scott R. Fulton            Vice President of TekSoft                                     43          -            -

Sky Carver                 Director of OnCourse, and Consultant to TekSoft               44         2000         2000

William C. Brown           Chief Financial Officer of OnCourse and Micro Estimating      41          -            -

All Directors' terms of office extend until the annual meeting of the Company's shareholders following their election and until successors are elected and qualified. Executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors. The only family relationship between any of the Directors and executive officers is that the Messrs. Fulton are brothers, and there are no agreements or understandings pursuant to which any Director or executive officer is elected.

The following is a brief description of the business experience of the directors and executive officers of the Company:

     Bernard A. Woods, III
     ---------------------
     CEO of OnCourse and Micro Estimating: In 1988 he purchased Micro Estimating from its founder. From 1981 to 1994 he was Owner and officer of a precision machine shop located in Pennsylvania.

     Charles W. Beyer
     ----------------
     President of OnCourse and Micro Estimating: Engaged as General Sales Manager in September 1989; promoted to V.P., General Manager 1990, promoted to President 1997. From 1981 - 1989 employed as sales and service manager for midsize manufacturing firms.

     Gary L. Fulton
     --------------
     President of TekSoft, Inc.: Founded TekSoft, Inc. in 1982. Prior to founding TekSoft, he was system manager of a large southwestern manufacturer.

     Scott R. Fulton
     ---------------
     Vice President of TekSoft, Inc.: Co-founder of TekSoft in 1982. Currently a senior programmer, systems analyst and product strategist.

     Sky Carver
     ----------
     Consultant to TekSoft, Private Investor, and Director of OnCourse:
     Prior experience includes President of Burton Carver and Company, Inc., a transportation company (1982 to 1985) with 200 employees and $7.5 million in sales. He owned and was President of Peninsula Sanitation Co., Inc. (1985-1998), a waste management company. He is currently the owner and President of Spine Therapy Center (started in January 1996), which specializes in treatment of lower back pain.

     Kevin L. Bork
     -------------
     President of Cam Solutions: Self-employed. Founded Cam Solutions as a start-up in 1989 to $600,000 in sales.

     Craig M. Hoffmann
     -----------------
     VP - Product Development of Micro Estimating: Employee of Micro Estimating since 1986.

     Michael Zaworski
     ----------------
     President of Cimtronics: Self-employed. Founded Cimtronics as a start-up in 1993 to $900,000 in sales.

     William C. Brown,
     ----------------
     CPA, Chief Financial Officer of OnCourse and Micro Estimating since February 2000: Over the last five years, he was controller of Howard Johnson's Enterprises, Inc. (1990 to 1997), a $32 million formulator of lawn and garden and ice melter products distributed throughout the U.S., and most recently, the Chief Financial Officer of Herker Industries, Inc. (1997 to 2000), a $25 million precision metal turning and assembly company. Manages all financial, treasury, risk and benefits administration for the Company including the subsidiaries' financial systems and activities.

Board Committees
----------------

The Board of Directors presently has no standing committees. The Board acts as a whole on all matters coming before it.

Compensation of Directors
-------------------------

The Company presently does not compensate its Board of Directors for any services provided as a director.

Item 6.   EXECUTIVE COMPENSATION
          ----------------------

The following table sets forth information concerning the paid or granted compensation to the Chief Executive Officer and President of the Company as well as other executive officers of the Company and its subsidiaries whose annual pay equals or exceeds $100,000. There are no other executive officers of the Company or its subsidiaries that had an aggregate salary and bonus that will or have exceeded $100,000 in fiscal years ended December 31, 2000, 1999 and 1998.

                           SUMMARY COMPENSATION TABLE

                                                            Annual    Other Annual       Employment
          Name and Principal Position             Year      Salary    Compensation   Contracts (2)<F7>
          ---------------------------             ----      ------    ------------   -----------------

Bernard W. Woods, III                             2000      $55,640      (1)<F6>             No
Director, Chairman, CEO and Secretary Treasurer   1999       56,040      (1)<F6>
of OnCourse and Micro Estimating                  1998       20,000      (1)<F6>

Charles W. Beyer                                  2000     $100,215      (1)<F6>             No
Director and  President of  OnCourse and Micro    1999      100,551      (1)<F6>
Estimating                                        1998       91,940      (1)<F6>

Gary L. Fulton                                    2000     $125,000                         Yes
Director and President of TekSoft

Scott R. Fulton                                   2000     $100,000                         Yes
Vice President of TekSoft

Michael Zaworski                                  2000     $100,000                         Yes
President of Cimtronics, Inc.                     1999      100,000

(1)<F6> In addition to their salaries from Micro Estimating Systems, Inc., Bernard A. Woods, III and Charles W. Beyer each have an approximate $7,000 in annual automobile allowances. Neither the Company nor its subsidiaries has any pension, profit sharing or bonus plan.

(2)<F7> In addition to the above executive officers, Kevin L. Bork, President of CAM Solutions, Inc., also has an employment contract.

In addition to the foregoing, the Company and subsidiaries may adopt employee stock option or other incentive plans in the future for their key employees.

Item 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
             ----------------------------------------------

Pursuant to an Agreement, the Company may be obligated to issue up to 2 million (2,000,000) shares combined of its voting Common Stock as contingent consideration to Bernard A. Woods, III and Charles W. Beyer should Net Sales increase in any of the five years immediately subsequent to the merger. See Exhibit No. 8(a) "Agreement and Plan of Reorganization dated July 23, 1998 by and among the Company, Micro Estimating, Frank G. Wright, Bernard A. Woods, III and Charles W. Beyer" for details of this agreement. Per the Agreement, Messrs. Woods and Beyer could receive up to an aggregate of four hundred thousand 400,000 (split 70% and 30% respectively) shares of the Company's voting Common Stock in each year. Such contingent stock grants are in accordance with the following schedule: One hundred thousand 100,000 shares if such increase is seven percent (7%) or more but less than ten percent (10%); one hundred fifty thousand (150,000) shares if such increase is ten percent (10%) or more but less than fifteen percent (15%); and two hundred thousand (200,000) shares if such increase is fifteen percent (15%) or more. Messrs. Woods III and Beyer combined have earned 400,000 shares for the nine months ended September 30, 2000 and for each of the years ended December 31, 1999 and 1998.

Pursuant to an Agreement, the Company may be obligated to issue up to one hundred fifty thousand (150,000) shares of the Company's voting Common Stock as contingent consideration to Kevin Bork. In the event that CAM Solutions, Inc., has Net Profits in any of the five years immediately subsequent to the merger. Kevin Bork will receive one (1) share of the Company's voting common stock for each two ($2.00) dollar of Net Profits, up to an aggregate of one hundred fifty thousand (150,000) shares. See Exhibit No. 8(b) "Agreement and Plan of Reorganization dated December 30, 1998 by and among the Company, CAM Solutions and Kevin Bork" for details of this agreement.

Pursuant to an Agreement, the Company may be obligated to issue up to one hundred fifty three thousand eight hundred forty six (153,846) shares of the Company's voting Common Stock as contingent consideration to E. Michael Zaworski and Sherri G. Zaworski in the event that certain future annual profit goals are met. See Exhibit No. 8(c) "Agreement and Plan of Reorganization dated September 30, 1999 by and among the Company, Cimtronics, E. Michael Zaworski and Sherri G. Zaworski" for details of this agreement.

Pursuant to an Agreement, the Company may be obligated to issue up to one million five hundred thousand (1,500,000) shares of the Company's voting Common Stock as contingent consideration to former shareholders of TekSoft combined during the next five years if certain revenue growth is achieved from TekSoft's CAM products. See Exhibit No. 8(d) "Agreement and Plan of Reorganization dated January 10, 2000 by and among the Company, TekSoft, and Gary F. Fulton" for details of this agreement.

The Company and one of its subsidiaries had an outstanding note receivable with an executive officer with a balance of $44,220, $41,738 and $38,647 as of September 30, 2000, December 31, 1999 and December 31, 1998, respectively.

The Company and its subsidiaries had outstanding notes payables to employees and executive officers with a total balance of $171,900, $10,000 and $0 as of September 30, 2000, December 31, 1999 and December 31, 1998, respectively.

One of the Company's subsidiaries, TekSoft, leases office space from a company that is owned by the current President and Vice President of TekSoft along with a former TekSoft employee. The monthly rent amount as of October 1, 2000 is $20,570. However, the actual rent paid has been lower historically due to TekSoft's ability to sublet part of the building space to other tenants. The net rent paid in the years ended December 31, 1999 and 1998 was $135,049 and $122,372, respectively.

Mr. Sky Carver, Director, has a consulting agreement for business advisory services to TekSoft that was entered into prior to the Company acquiring
TekSoft.   The agreement, which became effective on December 1, 1999 and expires
December 1, 2004, pays $4,167 per month for these services.

There are no other related party transactions with the Company or its subsidiaries.

Item 8.        DESCRIPTION OF SECURITIES
               -------------------------

Common Stock
------------

The Company is authorized to issue 50,000,000 shares of Common Stock, $0.001 par value, of which 17,202,391 shares are outstanding as of September 30, 2000. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

As of September 30, 2000, the Company has 398,954 outstanding 1998 Redeemable Common Stock Purchase Warrants entitling the registered owner to purchase on or before June 30, 2001, one (1) share of the Company's Common Stock for $1.50 per share. The 1998 Warrants are subject to redemption only by the Company at $.05 per Warrant upon thirty (30) days written notice.

As of September 30, 2000, the Company has 164,939 outstanding Class A Redeemable Common Stock Purchase Warrants and 164,939 Class B Redeemable Common Stock Purchase Warrants. Each Class A Warrant entitles the registered owner to purchase one (1) share of the Company's Common Stock at a price of $2.25 per share during the first thirty-six (36) months following the original date of issue of the Warrant certificate. Each Class B Warrant entitles the registered owner to purchase one (1) share of the Company's Common Stock at a price of $2.25 per share during the first sixty (60) months following the original date of issue of the Warrant certificate. All of the outstanding Class A and Class B Warrants were issued during 1999 and the nine months ended September 30, 2000. The exercise price is subject to adjustment upon the occurrence of certain events. The

Class A and Class B Warrants are subject to redemption only by the Company at $.05 per warrant upon thirty (30) days written notice.

      Nevada General Corporation Law ("NGCL").  The terms of Chapter 78 of the
      ---------------------------------------
NGCL apply to the Company since it is a Nevada corporation. Under certain circumstances, the following selected provisions of the NGCL may delay or make more difficult acquisitions or changes of control of the Company. The Articles and By-laws do not exclude the Company from such provisions of the NGCL. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

      Control Share Acquisitions.  Pursuant to Sections 78.378 to 78.3793 of the
      --------------------------
NGCL, an "acquiring person" who acquires a "controlling interest" in an "issuing corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of his or her shares, and the corporation must comply with the demand. For purposes of the above provisions, "acquiring person" means (subject to certain exceptions) any person who, individually or in association with others, acquires or offers to acquire, directly or indirectly, a controlling interest in an issuing corporation. "Controlling interest" means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority and/or (iii) a majority or more of the voting power of the issuing corporation in the election of directors. Voting rights must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. "Control shares" means those outstanding voting shares of an issuing corporation that an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person became an acquiring person. "Issuing corporation" means a corporation that is organized in Nevada, has 200 or more stockholders (at least 100 of whom are stockholders of record and residents of Nevada) and does business in Nevada directly or through an affiliated corporation. The above provisions do not apply if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply. As noted above, the Articles and Bylaws do not exclude the Company from the restrictions imposed by such provisions.

      Certain Business Combinations.  Sections 78.411 to 78.444 of the NGCL
      -----------------------------
restrict the ability of a "resident domestic corporation" to engage in any combination with an "interested stockholder" for three years after the interested stockholder's date of acquiring the shares that cause such stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder on the interested stockholder's date of acquiring the shares that cause such stockholder to become an interested stockholder is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of the above provisions, "resident domestic corporation" means a Nevada public corporation that has 200 or more stockholders. "Interested stockholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in a charter amendment approved by a majority of the disinterested shares. Such a charter amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. As noted above, the Articles and Bylaws do not exclude the Company from the restrictions imposed by such provisions.

      Rights and Options.  Section 78.200 of the NGCL provides that a
      ------------------
corporation may create and issue, whether in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options for the purchase of shares of stock of any class of the corporation, to be evidenced by such instrument as is approved by the board of directors. The terms upon which, the time or times, which may be limited or unlimited in duration, at or within which, and the price at which, any such shares may be purchased from the corporation upon the exercise of any such right or option must be fixed and stated in the Articles or in a resolution adopted by the board of directors providing for the creation and issuance of such rights or options, and, in every case, set forth or incorporated by reference in the instrument evidencing the rights or options.

      Directors' Duties.  Section 78.138 of the NGCL allows directors and
      -----------------
officers, in exercising their respective powers with a view to the interests of the corporation, to consider the interests of the corporation's employees, suppliers, creditors and customers, the economy of the state and the nation, the interests of the community and of society and the long and short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. Directors may resist a change or potential change in control if the directors, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of the interests set forth above or if the board has reasonable grounds to believe that, within a reasonable time, the debt created as a result of the change in control would cause the assets of the corporation or any successor to be less than the liabilities or would render the corporation or any successor insolvent or would lead to bankruptcy proceedings.

                                    PART II

Item 1.    MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND
           ----------------------------------------------------------------
           RELATED SHAREHOLDER MATTERS
           ---------------------------

The Company's Common Stock, at the time of this filing, is traded only in the environment of the Pink Sheets under the OCTH symbol and has very limited trading volume or activity. The following table sets forth, for the fiscal quarters indicated and available, the high and low bid prices for the Company's Common Stock as reported by the Company's market maker. The quotations reflect inter-dealer prices without retail mark-up, markdown or commission, and may not represent actual transactions. The prices are adjusted for the 1 for 2 reverse stock split effective October 31, 1999. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board immediately upon the effectiveness of this Registration Statement. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

                                                              High        Low
                                                              ----        ---

      Year Ended December 31, 2000

             First Quarter                                   $6.00       $4.50

             Second Quarter                                   6.00        2.25

             Third Quarter                                    4.00        0.25


      Year Ended December 31, 1999

             July 2, 1999 (First Price Available)            $5.50       $5.50

             Third Quarter                                    6.00        0.50

             Fourth Quarter                                   6.00        0.55


None of the holders of any shares of Common Stock of the Company are entitled to any registration rights.

The Company has not paid any dividends on its Common Stock and intends to retain all earnings for use in its operations and to finance the development and the expansion of its business. It does not anticipate paying any dividends on the Common Stock in the foreseeable future. The payment of dividends is within the discretion of the Company's Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and the Company's operation and financial condition, among other factors.

As of September 30, 2000, there were approximately 500 holders of record of the Company's common stock.

Item 2.     LEGAL PROCEEDINGS
            -----------------

Neither the Company nor any of its subsidiaries are involved in any legal proceedings the resolution of which would have a material adverse effect on the business or financial condition of the Company.

Item 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT
            --------------------------------------------

The Company has not changed its independent auditor within the Company's last two fiscal years or has not experienced disagreements on any matter of accounting principles or procedures or financial statement disclosures within the Company's last two fiscal years.

Item 4.     RECENT SALES OF UNREGISTERED SECURITIES
            ---------------------------------------

The Company was organized on May 28, 1998 to develop Internet-based, business-to-business electronic-commerce sites for use in the procurement of raw materials and tooling for the metal working industries, to acquire specific other businesses, and to raise capital. At inception, the Company was a wholly-owned subsidiary of Innovation International, Inc. (Innovation). On June 12, 1998, Innovation authorized the Company to distribute 800,000 common shares of the Company and 400,000 Redeemable Common Stock Purchase Warrants ("Spin-off
                                                                    -
Shares") pro-rata to the more than 400 individual shareholders of Innovation as
-
a dividend-in-kind; and as a result of this distribution, the Company became separate from and was no longer a subsidiary of Innovation.

There was no consideration paid in cash or otherwise by Innovation shareholders for either the Common Stock or the Warrants. There was no underwriter, and no commissions or fees that were paid. The securities were issued without registration under the Securities Act of 1933 (the "1933 Act") pursuant to Staff Legal Bulletin No. 4 dated September 16, 1997 and No-Action letters promulgated by the Securities and Exchange Commission ("SEC") relating to a "spin-off" transaction. The Company has not claimed an exemption (other than compliance with Staff Legal Bulletin No. 4) as it does not consider the transaction to have been a sale. On September 12, 2000, the Warrants, which were to expire September 30, 2000, were extended until June 30, 2001. As of September 30, 2000, 1,046 of the warrants have been exercised for total consideration of $1,569.

On July 31, 1998, the Company issued 9,866,500 shares of Common Stock to holders of 100% of the common stock of Micro Estimating. The former Micro Estimating shareholders, Messrs. Woods III and Beyer, also have the right to receive an additional 2,000,000 combined (split 70% and 30% respectively) shares of Common Stock if Net Sales should increase in any of five years immediately subsequent to the merger by slated percentages. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS". See Exhibit No. 8(a) "Agreement and Plan of Reorganization dated July 23, 1998 by and among the Company, Micro Estimating, Frank G. Wright, Bernard A. Woods, III and Charles W. Beyer" for details of this agreement.
These shares were issued without registration under the 1933 Act pursuant to the exemption provided by Section 4(2) of that Act exempting transactions not involving a public offering. These sales were limited to a few persons who owned all the stock of the acquired companies. No brokers or dealers were involved.

On January 1, 1999 the Company issued 150,000 shares of Common Stock in exchange for all of the stock of CAM. Mr. Bork has the right to receive up to an additional 150,000 shares of Common Stock on the basis of one share for each $2.00 increase in CAM's Net Profits in any of the five years immediately subsequent to the merger. See "CERTAIN REALTIONSHIPS AND TRANSACTIONS." See Exhibit No. 8(b) "Agreement and Plan of Reorganization dated December 30, 1998 by and among the Company, CAM Solutions and Kevin Bork" for details of this agreement. These shares were issued without registration under the 1933 Act pursuant to the exemption provided by Section 4(2) of that Act exempting transactions not involving a public offering. These sales were limited to a few persons who owned all the stock of the acquired companies. No brokers or dealers were involved.

On October 1, 1999, the Company issued 153,846 shares of Common Stock to Michael Zaworski and Sherri G. Zaworski in exchange for all of the stock of Cimtronics. Michael and Sherri G. Zaworski have contingent rights to receive an additional 153,846 in the future if certain annual profit goals are met. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS". See Exhibit No. 8(c) "Agreement and Plan of Reorganization dated September 30, 1999 by and among the Company, Cimtronics, E. Michael Zaworski and Sherri G. Zaworski" for details of this agreement. These shares were issued without registration under the 1933 Act pursuant to the exemption provided by Section 4(2) of that Act exempting transactions not involving a public offering. These sales were limited to a few persons who owned all the stock of the acquired companies. No brokers or dealers were involved.

On January 31, 2000, the Company acquired all of the stock of TekSoft, Inc., in exchange for 4,500,060 shares of Company common stock plus the contingent right to receive 1,500,000 additional shares during the next five years if certain revenue growth is achieved from TekSoft's CAM products. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS". See Exhibit No. 8(d) "Agreement and Plan of Reorganization dated January 10, 2000 by and among the Company, TekSoft, and Gary F. Fulton" for details of this agreement. These shares were issued without registration under the 1933 Act pursuant to the exemption provided by
Section 4(2) of that Act exempting transactions not involving a public offering. These sales were limited to a few persons who owned all the stock of the acquired companies. No brokers or dealers were involved.

During 1999 and through September 30, 2000 the Company offered and issued on various dates Units at a price of $2.00 per unit. The units include one share of Company common stock and one Company Class A common stock purchase warrant expiring three years from the unit purchase date and one Company Class B common stock purchase warrant expiring five years from the unit purchase date. Approximately 165,000 units were issued and sold in a private placement to selected individuals deemed financially capable of making the investment. The shares units issued without registration under 1933 Act pursuant to the provisions of Section 505 of Regulation D promulgated by the SEC and appropriate filings with regulatory agencies of the states where the shares were offered.

In May 2000, the Company entered into a twelve-month contract with an unrelated professional services firm. The Company issued 300,000 shares of common stock at a value of $2.00 per share for financial public relations and acquisition analysis services.

Except for the Spin-off Shares, all of the share certificates issued in the above-described transactions carry restrictive legends and are subject to stop transfer orders. Generally, securities issued without registration under the 1933 Act are restricted and therefore subject to limitations on the ability of the holder to resell. Restricted shares may be sold only upon registration under the 1933 Act, pursuant to the provisions of Rule 144 or under some other exemption.

In general, under Rule 144, a person (or persons) whose shares are aggregated who has beneficially owned his or her restricted shares for at least one year, including persons who may be deemed "affiliates" of the Company, as that term is defined under the 1933 Act, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the over the counter market during the four calendar weeks preceding such sale. The sales also would be subject to the requirement that there be current information publicly available and that the issuer has filed all required reports under the 1934 Act. As a reporting company when this registration statement becomes effective, the Company will satisfy this requirement. Equivalent information may be available through other sources (annual reports and press releases) prior to the time the Company's securities are registered. The sales must also be broker sales when the broker simply executes a sale, does not solicit offers to purchase and receives no more than the normal commission. In addition, a person who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by such person, and who has owned his or her restricted shares for at least two years, would be entitled to sell such shares under Rule 144 at any time without regard to the volume limitations and availability of public information.

Item 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS
            -----------------------------------------

The Articles of the Company waive the personal liability of a director or officer for damages for breach of fiduciary duty except for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of distributions in violation of Section 78.300 of the NGCL, which concerns the unlawful payment of distributions to stockholders.

While the Articles provide directors and officers with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, the Articles will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director or officer's breach of his or her duty of care.

The Bylaws provide for indemnification of the directors and officers of the Company to the fullest extent permitted by applicable state law, as then in effect. The indemnification rights conferred by the Bylaws are not exclusive of any other right to which a person seeking indemnification may otherwise be entitled. The Company will also provide liability insurance for the directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers and will enter into an indemnification agreement with each of its directors. Under its form of indemnification agreement, the Company agrees to indemnify its directors against all expenses, liability or losses incurred by the directors in their capacity as such: (i) to the fullest extent permitted by applicable law; (ii) as provided in the Bylaws as in effect on the date of such agreement; and (iii) in the event the Company does not maintain the aforementioned insurance or comparable coverage, to the full extent provided in the applicable policies as in effect on the date of such agreement (the Company's obligations described in (ii) and (iii) being subject to certain exceptions). Contractual rights under such indemnification agreements are believed to provide the directors more protection than the Bylaws, which are subject to change.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the small business issuer (the Company) pursuant to the foregoing provisions, or otherwise, the small business issuer (the Company) has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

                                    PART F/S
                                    --------

The following financial statements of the Company are included herein:

                                                                      Page No.
                                                                      --------

OnCourse Technologies, Inc.                                             F-1
---------------------------

     Report of Independent Public Accountants                           F-2

     Consolidated Balance Sheet                                         F-3

     Consolidated Statements of Operations                              F-5

     Consolidated Statements of Stockholder's Investment                F-6

     Consolidated Statements of Cash Flows                              F-7

     Notes to Consolidated Financial Statements                         F-8


CAM Solutions, Inc.                                                     F-23
-------------------

     Report of Independent Public Accountants                           F-24

     Balance Sheet                                                      F-25

     Statements of Operations                                           F-27

     Statements of Stockholder's Investment                             F-28

     Statements of Cash Flows                                           F-29

     Notes to Financial Statements                                      F-30

Cimtronics, Inc.                                                        F-32
----------------

     Report of Independent Public Accountants                           F-33

     Balance Sheet                                                      F-34

     Statements of Operations                                           F-36

     Statements of Stockholder's Investment                             F-37

     Statements of Cash Flows                                           F-38

     Notes to Financial Statements                                      F-39


TekSoft, Inc.                                                           F-41
-------------

     Report of Independent Public Accountants                           F-42

     Balance Sheet                                                      F-43

     Statements of Operations                                           F-45

     Statements of Stockholder's Investment                             F-46

     Statements of Cash Flows                                           F-47

     Notes to Financial Statements                                      F-48

ONCOURSE TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2000 (UNAUDITED) AND DECEMBER 31, 1999 AND 1998 TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                      F-1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of OnCourse Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of OnCourse Technologies, Inc. (a Nevada Corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OnCourse Technologies, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
July 24, 2000

                                      F-2

ONCOURSE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
As of September 30, 2000 (Unaudited), December 31, 1999 and 1998

                                                                                  December 31,
                                                     September 30,         ---------------------------
                     Assets                              2000                1999               1998
                     ------                            --------            --------           --------
                                                      (Unaudited)
Current Assets:
  Cash                                                $   120,205         $   91,684          $ 20,338
  Accounts Receivable, Less Allowance for
     Doubtful Accounts of $17,100, $11,600 and
     $7,400, Respectively                               1,188,871            412,260           381,638
  Prepaids and Other Assets                               459,502             56,307             2,339
  Deferred Income Tax Asset                               465,556            205,193            78,432
                                                      -----------         ----------          --------

          Total Current Assets                          2,234,134            765,444           482,747

Note Receivable from Shareholder                           44,220             41,738            38,647

Capitalized Software, Less Accumulated
Amortization of $1,209,645, $501,166 and
$342,165, Respectively                                  4,741,208            226,752           271,768

Property and Equipment, at Cost:
  Computer Equipment and Purchased Software               525,354            257,515           198,554
  Furniture, Fixtures and Vehicles                        164,673            162,657            87,758
                                                      -----------         ----------          --------
          Total Property and Equipment                    690,027            420,172           286,312
  Less- Accumulated Depreciation                         (328,947)          (226,085)         (181,844)
                                                      -----------         ----------          --------
          Net Property and Equipment                      361,080            194,087           104,468

Goodwill, Less Accumulated Amortization of
  $713,003, $25,651 and $0, Respectively                6,641,502            597,263                --
Assembled Workforce, Less Accumulated
  Amortization of $20,952 in 2000                         199,048                 --                --
Trade Names, Less Accumulated Amortization
  of $24,444 in 2000                                      525,556                 --                --
Distribution Network, Less Accumulated
  Amortization of $57,143 in 2000                         542,857                 --                --

Other Assets                                              171,270              8,961             7,284
                                                      -----------         ----------          --------
          Total Assets                                $15,460,875         $1,834,245          $904,914
                                                      -----------         ----------          --------
                                                      -----------         ----------          --------

The accompanying consolidated notes to financial statements are an integral part of these consolidated balance sheets.

                                      F-3

ONCOURSE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
As of September 30, 2000 (Unaudited), December 31, 1999 and 1998

                                                                                           December 31,
                                                                 September 30,       -------------------------
      Liabilities and Shareholders' Equity (Deficit)                 2000              1999             1998
      ----------------------------------------------             -------------       --------         --------
                                                                  (Unaudited)

Current Liabilities:
   Lines of Credit                                                  $425,000         $183,425         $245,886
   Current Portion of Long-term Debt                                 459,803           17,200                -
   Current Portion of Capital Leases                                  13,427            7,100                -
   Accounts Payable                                                  700,297          331,047          245,374
   Accrued Income Taxes                                               97,359           22,699           28,483
   Accrued Commissions                                                92,485           61,618           63,612
   Accrued Wages and Other Liabilities                               168,880           63,116           47,003
   Notes Payable to Shareholders and Employees                        42,117           10,000                -
   Deferred Revenue                                                1,688,872          461,911          192,173
                                                                   -----------     ----------         --------

          Total Current Liabilities                                3,688,240        1,158,116          822,531

Notes Payable to Shareholders and Employees,
  Less Current Portion                                               129,765               --               --

Long-term Debt, Less Current Portion                                  58,973          172,912               --
Capital Lease Obligations, Less Current Portion                        8,238               --               --

Deferred Income Tax Liability                                      1,235,981           26,796          127,303

Shareholders' Equity (Deficit):
   Common Stock, $0.001 Par Value, 50,000,000 Shares
     Authorized, and 17,202,391, 11,850,156 and 10,306,000
     Shares Issued and Outstanding, Respectively                      17,202           11,850           10,306

   Additional Paid-In Capital                                     13,714,792          665,919           26,349
   Warrants                                                          707,030        1,864,990               --
   Retained Deficit                                               (4,099,346)      (2,066,338)         (81,575)
                                                                 -----------       ----------         --------

          Total Shareholders' Equity (Deficit)                    10,339,678          476,421          (44,920)
                                                                 -----------       ----------         --------
          Total Liabilities and Shareholders'
            Equity (Deficit)                                     $15,460,875       $1,834,245         $904,914
                                                                 -----------       ----------         --------
                                                                 -----------       ----------         --------

The accompanying consolidated notes to financial statements are an integral part of these consolidated balance sheets.

                                      F-4

ONCOURSE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
For the Nine Months Ended September 30, 2000 and 1999 (Unaudited) and Years Ended December 31, 1999 and 1998

                                                        Nine Months Ended                  Years Ended
                                                          September 30,                   December 31,
                                                   --------------------------       --------------------------
                                                      2000            1999             1999            1998
                                                   ----------      ----------       ----------      ----------
                                                   (Unaudited)    (Unaudited)

Net Sales                                          $3,736,544      $1,720,529       $2,482,475       $1,851,151

Cost of Sales                                       1,250,219         362,230          635,859          418,509
                                                  -----------      ----------       ----------       ----------

          Gross Profit                              2,486,324       1,358,299        1,846,616        1,432,642

Selling Expenses                                    1,840,778         777,392        1,109,782          735,006

Research & Development                                219,153          13,000           17,100           21,000

Purchased In-Process Research & Development           270,000               -                -                -

Goodwill and Other Intangibles Amortization           789,891           3,404           25,651                -

General and Administrative Expenses                 1,466,548         620,267          928,330          668,771
                                                   ----------      ----------       ----------       ----------

        Operating (Loss) Income                    (2,100,046)        (55,764)        (234,247)           7,865

Interest Expense                                       72,143          21,056           30,748           17,470
Other Income, Net                                      (6,707)              2               --               --
                                                   ----------      ----------       ----------       ----------

Loss Before Income Taxes                           (2,165,482)        (76,822)        (264,995)          (9,605)

Income Tax Benefit (Provision)                        405,883          24,968           94,632          (68,983)
                                                   ----------      ----------       ----------       ----------

          Net (Loss)                              $(1,759,598)       $(51,854)       $(170,363)        $(78,588)
                                                  -----------      ----------       ----------       ----------
                                                  -----------      ----------       ----------       ----------

Basic and Diluted Loss Per Share                       $(0.11)         $(0.01)          $(0.01)          $(0.01)
                                                  -----------      ----------       ----------       ----------
                                                  -----------      ----------       ----------       ----------

The accompanying consolidated notes to financial statements are an integral part of these consolidated statements.

                                      F-5

ONCOURSE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity (Deficit)
For the Nine Months Ended September 30, 2000 (Unaudited) and Years Ended December 31, 1999 and 1998

                                                                                                                           Total
                                                    Common Stock           Additional                      Retained    Shareholders'
                                              ------------------------       Paid-in                      (Deficit)      (Deficit)
                                                Shares        Amount         Capital       Warrants        Earnings        Equity
                                              ----------    ----------     ----------     ----------      ----------   ------------

Balance, December 31, 1997                     9,866,500      $9,867        $162,892      $       -         $14,671       $187,430

Distributions to Shareholders                          -           -                              -         (13,072)       (13,072)
Termination of S Corporation Status                    -           -           4,586              -          (4,586)             -
Issuance of Common Stock                          39,500          39             (39)             -               -              -
Contingent Shares Earned                         400,000         400            (400)             -               -              -
Net Loss                                               -           -               -              -         (78,588)       (78,588)
Offering Costs Incurred                                -           -        (140,690)             -               -       (140,690)
                                              ----------     -------     -----------     ----------     -----------    -----------
Balance, December 31, 1998                    10,306,000      10,306          26,349              -         (81,575)       (44,920)

Distribution of Shares in Spin-Off
     Upon Expiration of                          800,000         800            (800)             -               -              -
       Right-of-Return
Shares Issued for Acquisitions                   303,846         304         674,311              -               -        674,615
Issuance of Common Stock                          40,205          40          16,891              -               -         16,931
Issuance of Warrants                                   -           -         (51,047)        51,047               -              -
Warrants Issued as Dividends                           -           -               -      1,814,400      (1,814,400)             -
Exercise of Warrants                                 105           -             615           (457)              -            158
Contingent Shares Earned                         400,000         400            (400)             -               -              -
Net Loss                                               -           -               -              -        (170,363)      (170,363)
                                              ----------     -------     -----------     ----------     -----------    -----------
Balance, December 31, 1999                    11,850,156      11,850         665,919      1,864,990      (2,066,338)       476,421

Shares Issued for Acquisitions                 4,500,060       4,500      10,750,643              -               -     10,755,143
Issuance of Common Stock                         451,234         451         865,847              -               2        866,300
Issuance of Warrants                                   -           -        (213,942)       213,942               -              -
Exercise of Warrants                                 941           1           4,595         (3,183)             (1)         1,412
Warrants Issued as Dividends                           -           -       1,642,130     (1,368,719)       (273,411)             -
Contingent Shares Earned                         400,000         400            (400)             -               -              -
Net Loss                                               -           -               -              -      (1,759,598)    (1,759,598)
                                              ----------     -------     -----------     ----------     -----------    -----------
Balance, September 30, 2000                   17,202,391     $17,202     $13,714,792       $707,030     ($4,099,346)   $10,339,678
     (Unaudited)                              ----------     -------     -----------     ----------     -----------    -----------
                                              ----------     -------     -----------     ----------     -----------    -----------

The accompanying consolidated notes to financial statements are an integral part of these consolidated statements.

                                      F-6

ONCOURSE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2000 and 1999 (Unaudited) and Years Ended December 31, 1999 and 1998

                                                                Nine Months Ended                      Years Ended
                                                                  September 30,                        December 31,
                                                            -------------------------           --------------------------
                                                              2000             1999               1999              1998
                                                            --------         --------           --------          --------

                                                          (Unaudited)       (Unaudited)
Cash Flows from Operating Activities:
   Net Loss                                               $(1,759,598)       $(51,854)         $(170,363)         $(78,588)
     Adjustments to Reconcile Net Loss to Net
       Cash Provided by Operating Activities-
          Depreciation and Amortization                     1,601,232         134,866            233,314           156,001
          In-Process Research and Development                 270,000               -                  -                 -
          Loss on Disposal of Property                              -               -                  -             1,077
            And Equipment
          Deferred Income Taxes, Net                          514,049          (1,778)           (62,349)           38,300
          Noncash Compensation Expense                         46,605           1,000                  -                 -
          Noncash Services Expense                            226,120               -                  -                 -
          Changes in Current Assets
            and Liabilities-
               Accounts Receivable                           (157,260)        109,073            190,676           (66,437)
               Prepaids and Other Current Assets              (14,652)        (17,299)           (42,607)           22,251
               Accounts Payable                               102,289        (104,290)           (23,973)           91,006
               Accrued Income Taxes                            74,610         (36,903)                 -                 -
               Accrued Liabilities                             57,665             309            (36,337)            2,548
               Deferred Revenue                               732,455          17,389                 38            15,245
                                                          -----------        --------          ---------          --------
                  Net Cash Provided by                        665,417          50,513             88,399           181,403
                    Operating Activities

Cash Flows from Investing Activities:
   Capitalized Software Development Costs                    (922,935)        (76,849)          (113,985)         (111,838)
   Purchase of Property and Equipment                        (102,410)        (35,324)           (81,296)          (11,880)
   Other Assets                                              (111,301)         (4,232)            (1,677)                -
   Acquisition of CAM Solutions, Inc.                               -          13,670             13,670                 -
   Acquisition of Cimtronics, Inc.                                  -               -             27,648                 -
   Acquisition of TekSoft, Inc.                                65,526               -                  -                 -
   Proceeds from Sale of Property and Equipment                     -               -                  -            17,500
                                                          -----------        --------          ---------          --------
                  Net Cash Used in
                    Investing Activities                   (1,071,120)       (102,735)          (155,640)         (106,218)
                                                          -----------        --------          ---------          --------

Cash Flows From Financing Activities:
   Net (Payments) Proceeds on Line of Credit                  241,575         (81,000)           (62,461)          105,386
   Proceeds from Long Term Debt                                54,091         160,162            194,116                 -
   Payments on Long Term Debt                                 (66,315)         (6,375)            (4,004)          (24,095)
   Payments on Capital Lease Obligation                       (12,633)           (957)            (3,062)                -
   Proceeds from Stock Issuance,                              218,575         (11,442)            16,931          (140,690)
     Net of Offering Costs
   Exercise of Warrants                                         1,413               -                158                 -
   (Increase) Decrease in Notes Receivable                     (2,482)         (2,318)            (3,091)              769
     from Shareholder
   Distributions to Shareholders                                    -               -                  -           (13,072)
                                                          -----------        --------          ---------          --------
                  Net Cash Provided by (Used in)
                    Financing Activities                      434,224          58,070            138,587           (71,702)
                                                          -----------        --------          ---------          --------

Net Increase in Cash                                           28,521           5,848             71,346             3,483

Cash, Beginning of Year                                        91,684          20,338             20,338            16,855
                                                          -----------        --------          ---------          --------

Cash, End of Year                                            $120,205         $26,186            $91,684           $20,338
                                                          -----------        --------          ---------          --------
                                                          -----------        --------          ---------          --------

The accompanying consolidated notes to financial statements are an integral part of these consolidated statements.

                                      F-7

ONCOURSE TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Notes to Financial Statements
September 30, 2000 (Unaudited), December 31, 1999 and 1998

(1)  Description of Merger and Acquisitions-
     --------------------------------------

     OnCourse Technologies, Inc. ("OnCourse") was incorporated in Nevada on
     May 28, 1998 as a subsidiary of Innovation International, Inc. ("Innovation"). On June 12, 1998, Innovation caused OnCourse to distribute Innovation's 800,000 common shares of OnCourse and common stock purchase warrants of OnCourse to Innovation's shareholders as a dividend-in-kind. These shares were subject to a unilateral right of return through June 12, 1999, and not reflected as being issued and outstanding until the expiration of the right of return. Effective June 12, 1998, as a result of that distribution ("spin-off"), OnCourse became separate from and was no longer a subsidiary of Innovation.

     Following completion of the spin-off, OnCourse entered into an agreement with the shareholders of Micro Estimating Systems, Inc. ("Micro Estimating") pursuant to which Micro Estimating was merged into a newly organized subsidiary, Micro Acquisition Corporation ("Acquisition"), which immediately thereafter changed its name to Micro Estimating Systems, Inc. Consideration for the merger included the issuance of 9,866,500 shares to the former shareholders of Micro Estimating plus the potential for an additional 2,000,000 shares if certain sales growth contingencies are met as defined in the agreement. This entire transaction became effective on July 31, 1998.

     Because the acquisition of Micro Estimating by OnCourse is treated as a reverse purchase for financial accounting purposes, the historical financial statements prior to July 31, 1998, are those of Micro Estimating.

     Acquisitions and Pro Forma Information-
     --------------------------------------

          CAM Solutions, Inc.
          ------------------

          On January 1, 1999, OnCourse entered into an agreement with the shareholder of CAM Solutions, Inc. ("CAM Solutions") pursuant to which CAM Solutions was acquired as a 100% owned subsidiary of OnCourse. Consideration for the acquisition included the issuance of 150,000 shares of OnCourse stock to the former shareholder of CAM Solutions. In addition, the former shareholder of CAM Solutions may receive up to 150,000 additional shares of OnCourse stock over the next five years if net income, as defined per the agreement, increases. The acquisition was accounted for using the purchase method of accounting. The purchase price was approximately $50,000, and resulted in goodwill of approximately $32,000. The goodwill associated with the purchase is being amortized on a straight-line basis over seven years.

          The following unaudited pro forma information presents the results of operations of the Company as if the acquisition of CAM Solutions had taken place on January 1, 1998. The pro forma information includes an adjustment for amortization expense as a result of goodwill. The pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the period or the future results of the combined operations had the acquisition of CAM taken place.

                                                           Proforma
                                                          Year Ended
                                                       December 31, 1998
                                                          (Unaudited)
                                                       -----------------


            Net Sales                                     $2,314,264
            Net Loss                                        (100,603)
            Basic and Diluted Loss Per Share                   (0.00)

                                      F-8

          Cimtronics, Inc.
          ---------------

          On October 1, 1999, OnCourse entered into an agreement with the shareholder of Cimtronics, Inc. ("Cimtronics") pursuant to which Cimtronics was acquired as a 100% owned subsidiary of OnCourse. Consideration for the acquisition included the issuance of 153,846 shares of OnCourse Stock to the former shareholder of Cimtronics. In addition, the former shareholder of Cimtronics may receive up to 153,846 additional shares of OnCourse Stock over the next five years if net income, as defined per the agreement, increases. The acquisition was accounted for using the purchase method of accounting. The purchase price was approximately $625,000, and resulted in goodwill of approximately $591,000. The goodwill associated with the purchase is being amortized on a straight-line basis over seven years.

          The following unaudited pro forma information presents the results of operations of the Company as if the acquisition of Cimtronics had taken place on January 1, 1998. The pro forma information includes an adjustment for amortization expense as a result of goodwill. The pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations had the acquisition of Cimtronics taken place.

                                                 Proforma          Proforma
                                                Year Ended        Year Ended
                                             December 31, 1999 December 31, 1998
                                                (Unaudited)       (Unaudited)
                                             ----------------- -----------------


            Net Sales                           $3,099,480        $2,494,132
            Net Loss                              (138,286)          (49,012)
            Basic and Diluted Loss Per Share         (0.01)            (0.00)

          TekSoft, Inc.
          ------------

          On January 31, 2000, the Company acquired TekSoft, Inc. ("TekSoft"), for approximately 4,500,000 shares of common stock. In addition, the former shareholders of TekSoft may receive up to 1,500,000 in additional shares over the next five years if sales, as defined, increases.

          The acquisition was accounted for as a purchase and, accordingly, the accompanying consolidated financial statements include the results of operations of TekSoft subsequent to the acquisition date. The total purchase price of $10,755,000 was allocated to the assets and liabilities of TekSoft based upon their respective fair value, with the remainder allocated to goodwill. The purchase price paid plus the liabilities assumed exceeded the fair value of the tangible assets purchased by $5,702,000 based on an appraisal. The final allocation of the purchase price was as follows:

            Current Assets                                          $1,034,000
            Capitalized Software                                     4,300,000
            Property and Equipment                                     167,000
            Other Assets                                                51,000
            Liabilities Assumed                                     (2,139,000)
            Intangible - Assembled Work Force                          220,000
            Intangible - Trade Names                                   550,000
            Intangible - Distribution Network                          600,000
            Acquired In-Process Research and Development               270,000
            Intangible - Goodwill                                    5,702,000
                                                                   -----------
                                                                   $10,755,000
                                                                   -----------
                                                                   -----------

          An appraisal was done relative to the assets acquired in the TekSoft acquisition. The appraisal was performed using a form of the income approach, commonly referred to as the discounted future earnings method, to estimate the value of the in-process research and development.

          The classification of complete and incomplete technology is in compliance with SFAS No. 2 "Accounting for Research and Development Costs" and SFAS No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed."

                                      F-9

          Generally, in-process research and development is distinguished from developed technology based upon whether "technological feasibility" has been achieved. The technological feasibility of a product is established when the enterprise has completed all planning, designing, testing, and sampling activities that are necessary to establish that the product can be produced to meet its design specifications including functions, applications, and technical performance requirements. The in-process technology was determined to be $270,000 of which all was attributed to the CAMWorks 2000 software. For approximately five months prior to the valuation date, the engineering staff had begun the work on the release version CAMWorks 2000. At the date of acquisition, the release had not yet reached the beta stage.

          The appraisal required that significant assumptions be made in order
          to determine the value of the above-mentioned assets.   The net cash
          flows inflows from significant projects were assumed to start in the first year given the stage of the in-process product technology. The appraisal used historical pricing, product margins and expense levels based on the unaudited years ended October 31, 1995 through October 31, 1999. The overall weighted average cost of capital was estimated to be approximately 20% based on a weighting of 10% debt and 90% equity capital structure. The cost of equity capital estimated at 21% was based on using the capital asset pricing model which reflects the
          risk-free rate of return plus risk premiums.   The cost of debt
          estimated at 9.9% was based on the yield of BB-rated corporate debt as of the valuation date.

          The following unaudited pro forma information presents the results of operations of the Company as if the acquisition of TekSoft had taken place on January 1, 1998. The pro forma information includes an adjustment for amortization expense as a result of goodwill and other intangible assets. The pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations had the acquisition of TekSoft taken place.

                                      Proforma            Proforma              Proforma
                                 Nine Months Ended       Year Ended            Year Ended
                                 September 30, 2000   December 31, 1999    December 31, 1998
                                    (Unaudited)          (Unaudited)          (Unaudited)
                                 ------------------   -----------------    -----------------


Net Sales                           $4,002,019           $5,333,967           $4,685,090
Net Loss                            (1,519,675)          (1,252,792)          (1,542,995)
Basic and Diluted Loss Per Share        $(0.09)              $(0.08)              $(0.11)

          OnCourse and its subsidiaries, Micro Estimating, CAM Solutions, Cimtronics and TekSoft are hereafter referred to as the "Company".

          Consolidated Proformas for 1999
          -------------------------------

          The following unaudited pro forma information presents the results of operations of the Company as if the acquisitions of Cimtronics and TekSoft had taken place on January 1, 1999. The pro forma information includes an adjustment for amortization expense as a result of goodwill and other intangible assets and the write-off of the purchased in-process research and development as part of the TekSoft acquisition. The pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations had the acquisitions of Cimtronics and TekSoft taken place.

                                      F-10

                                                                                                                         Proforma
                                                                                                                         Revised
                                                                                          Cimtronics                   Consolidated
                                          Consolidated       TekSoft                      Nine Months                     Ended
                                         For Year Ended   For Year Ended    Proforma        Ended         Proforma      Year Ended
                                          December 31,     December 31,    Adjustments   September 30,   Adjustments   December 31,
                                              1999            1999           TekSoft         1999        Cimtronics        1999
                                         --------------   --------------   -----------   -------------   -----------   ------------


    Net Sales                              $2,482,475       $3,157,720     $  (306,228)     $652,555      $(35,550)    $ 5,950,972
    Cost of Sales                             635,859        1,350,976        (306,228)      262,857       (35,550)      1,907,914
                                           ----------       ----------     -----------      --------      --------     -----------
    Gross Profit                            1,846,616        1,806,744               -       389,698             -       4,043,058
    SG&A                                    2,055,212        1,914,601               -       293,622             -       4,263,435
    Amort. Of Goodwill and
      Other Intangibles                        25,651                -         972,555             -        63,337       1,061,543
    Purchased In-process R&D                        -                -         270,000             -             -         270,000
                                           ----------       ----------     -----------      --------      --------     -----------
    Operating (Loss) Income                  (234,247)        (107,857)     (1,242,555)       96,076       (63,337)     (1,551,920)
    Other Income (Expense)                    (30,748)         (63,533)              -          (662)            -         (94,943)
                                           ----------       ----------     -----------      --------      --------     -----------
    (Loss) Income Before Taxes               (264,995)        (171,390)     (1,242,555)       95,414       (63,337)     (1,646,863)
    Income Tax (Expense) Benefit               94,632           61,516               -             -             -         156,148
                                           ----------       ----------     -----------      --------      --------     -----------
    Net (Loss) Income                       $(170,363)       $(109,874)    $(1,242,555)     $ 95,414      $(63,337)    $(1,490,715)
                                           ----------       ----------     -----------      --------      --------     -----------
                                           ----------       ----------     -----------      --------      --------     -----------

          The adjustments to TekSoft and Cimtronics' net sales and cost of sales represent the intercompany sales and purchases between OnCourse and TekSoft and Cimtronics during the year ended December 31, 1999. The adjustment for the TekSoft amortization of goodwill and other intangibles is comprised of adding twelve months of amortization expense for the goodwill and other intangible assets resulting from the TekSoft purchase price allocation (Note 1) and the acquisition expenses incurred by the Company. The adjustment for the Cimtronics amortization of goodwill is comprised of adding nine months of amortization expense for the goodwill resulting from the Cimtronic's purchase price allocation.

          Consolidated Proformas for the Nine Months Ended September 30, 2000
          -------------------------------------------------------------------

          The following unaudited pro forma information presents the results of operations of the Company for the nine months ended September 30, 2000, as if the acquisition of TekSoft had taken place on January 1, 1999. The pro forma information includes an adjustment for amortization expense as a result of goodwill and other intangible assets and the write-off of the purchased in-process research and development as part of the TekSoft acquisition. The pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations had the acquisition of TekSoft taken place.

                                                                                            Proforma
                                                                                             Revised
                                      Consolidated                                        Consolidated
                                       Nine Months                                        Nine Months
                                         Ended            TekSoft          Proforma           Ended
                                      September 30,   One Month Ended    Adjustments      September 30,
                                          2000       January 31, 2000      TekSoft            2000
                                      -------------  ----------------    -----------      -------------

Net Sales                              $ 3,736,544        $280,661        $(15,186)        $ 4,002,019
Cost of Sales                            1,250,219         106,840         (15,186)          1,341,873
                                       -----------        --------         --------        -----------
Gross Profit                             2,486,325         173,821               --          2,660,146
SG&A                                     3,526,479         120,514               --          3,646,993
Amort. of Goodwill and
  Other Intangibles                        789,891              --           81,046            870,937
Purchased In-process R&D                   270,000              --         (270,000)                --
                                       -----------        --------         --------        -----------
Operating (Loss) Income                 (2,100,045)         53,307          188,954         (1,857,784)
Other Income (Expense)                     (65,436)         (2,338)              --            (67,774)
                                       -----------        --------         --------        -----------
(Loss) Income Before Taxes              (2,165,481)         50,969          188,954         (1,925,558)
Income Tax Benefit                         405,883              --               --            405,883
                                       -----------        --------         --------        -----------
Net (Loss) Income                      $(1,759,598)       $ 50,969         $188,954        $(1,519,675)
                                       -----------        --------         --------        -----------
                                       -----------        --------         --------        -----------

                                      F-11

          The adjustments to net sales and cost of sales represent the intercompany sales and purchases between OnCourse and TekSoft during the nine months ended September 30, 2000. The adjustment for the TekSoft amortization of goodwill and other intangibles line item is comprised of adding one month of amortization expense for the goodwill and other intangible assets resulting from the TekSoft purchase price allocation (Note 1) and the acquisition expenses incurred by the
          Company.   The reduction of in-process research and development was
          made since the above presentation is as if the acquisition was made as of January 1, 1999 and the $270,000 write-off of the in-process research and development was already reflected in the presentation for the nine months ended September 30, 2000.

(2)  Nature of Operations-
     --------------------

     The Company develops, produces and markets computer-aided design/computer-aided manufacturing ("CAD/CAM") estimating, layout, routing and direct numerical control ("DNC") software for job shops and the machining industry. The principal markets for the Company's software and support services is North America and Europe. For the nine months ended September 30, 2000, sales in North America and Europe were approximately 86% and 8%, respectively. For the nine months ended September 30, 1999 and the years ended December 31, 1999 and 1998, sales in North America and Europe were 98% and 2%, respectively.

     There were no customers for the nine months ended September 30, 2000 and 1999, and the year ended December 31, 1999 that had sales greater than 10% of Company net sales. For the year ended December 31, 1998, approximately 14% of sales were to a single customer.

(3)  Summary of Significant Accounting Policies-
     ------------------------------------------

     (a)  Basis of Presentation-
          ---------------------

          The consolidated financial statements include the accounts of OnCourse and its wholly-owned subsidiaries. All transactions for CAM Solutions and Cimtronics subsequent to the acquisition dates are included in the unaudited September 30, 2000 and audited 1999 consolidated financial statements. All transactions for TekSoft subsequent to the acquisition on January 31, 2000 date are included in the September 30, 2000 unaudited consolidated financial statements. All intercompany transactions and accounts have been eliminated in consolidation.

     (b)  Revenue Recognition-
          -------------------

          Revenue from product sales is recognized upon customer acceptance and delivery of the product provided that no significant contractual obligations remain. Customer acceptance is realized after either the customer pays for the software or upon receiving a document from the customer stating that the product has been accepted by the customer. Included in deferred revenues is approximately $672,000 as of September 30, 2000 of products which have been delivered and invoiced but for which the Company has not been notified of customer acceptance.

          Revenues also include separate maintenance fees whereby the Company provides ongoing customer support and product upgrades. Such contracts are reflected as deferred revenue and amortized ratably over the term of the maintenance period ranging from 12 to 36 months, which begins after the expiration of the one-year of free support period included with the initial purchase of the software for some of the Company's products.

     (c)  Inventories-
          -----------

          The Company expenses as incurred various materials (compact disks and manuals) and supplies used to produce, package and ship its products. The value of supplies on hand at year-end is not material in relation to the overall financial statements.

                                      F-12

     (d)  Software Development Costs-
          --------------------------

          Software development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility of the product is established. From the time technological feasibility is established until the product is released, all software costs are capitalized. In addition, Capitalized Software as of September 30, 2000 includes software acquired in the acquisition of TekSoft (See
          Note 1). Capitalized costs are reported at the lower of unamortized costs or net realizable value. The costs are amortized over the greater of the amount computed using (a) the ratio that current gross revenues for the product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product.

          Costs incurred up to technological feasibility are considered research and development costs. These costs are expensed as incurred.
          Research and development costs were approximately $219,000, $13,000, $17,000 and $21,000 for the nine months ended September 30, 2000 and 1999 and the years ended December 31, 1999 and 1998, respectively.
          The $270,000 of acquired in-process research and development resulting from the TekSoft acquisition was written off as of February 1, 2000.

          Computer software development costs capitalized in the six months ended September 30, 2000 and 1999 and the years ended December 31, 1999 and 1998 were approximately $923,000, $77,000, $114,000 and
          $112,000, respectively. Amortization expense for the nine months ended September 30, 2000 and 1999 and the years ended December 31, 1999 and 1998 of approximately $708,000, $95,000, $159,000 and
          $119,000, respectively, is included in cost of sales in the consolidated statements of operations.

     (e)  Property and Equipment-
          ----------------------

          Property and equipment, which consist primarily of office and computer equipment, is stated at cost and is depreciated over the estimated useful lives of the assets (3 to 7 years) over straight-line and accelerated depreciation methods.

          Maintenance and repair costs are expensed as incurred. Improvements that extend the useful life of the assets are capitalized to plant and equipment accounts and amortized over the remaining useful life.

     (f)  Earnings per Share-
          ------------------

          Basic earnings per share ("EPS") is calculated using net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional shares that would have been outstanding if the dilutive potential common shares had been issued.

                                        Nine Months Ended                    Years Ended
                                          September 30,                      December 31,
                                    -------------------------          ----------------------
                                       2000            1999              1999          1998
                                     --------        --------          --------      --------
                                    (Unaudited)     (Unaudited)
Weighted Average Shares
  Outstanding-Basic EPS             16,477,200       11,262,199       11,306,104    9,878,796
Effect of Dilutive Shares--
  Outstanding Warrants                  60,233          268,662          702,678           --
Effect Of Dilutive Shares--Shares
  Subject to Right-of-Return                --               --               --      612,603
                                    ----------       ----------       ----------   ----------
Weighted Average Shares
  Outstanding-Dilutive EPS          16,537,433       11,530,861       12,008,782   10,491,399

                                      F-13

          For the nine months ended September 30, 2000 and 1999 and the year ended December 31, 1999, outstanding warrants for common stock were excluded in the computation of diluted EPS because their inclusion would have had an antidilutive effect on EPS.

          For 1998, the number of shares Micro Estimating shareholders received in consideration of the merger was used as the number of shares outstanding at the beginning of the year. The contingent shares of 800,000 were excluded in the computation of diluted EPS because their inclusion would have had an antidilutive effect on EPS.

          At December 31, 1998, the 400,000 outstanding warrants for common stock were excluded from the computation of diluted EPS because their inclusion would have had an antidilutive effect on EPS.

     (g)  Offering Costs-
          --------------

          Costs associated with stock offerings have been recorded as a reduction to shareholders' (deficit) equity as these costs were netted against the proceeds of the stock offering. These costs were netted against the proceeds of the stock offering in the period the costs were incurred. All costs associated with aborted stock offerings have been expensed.

     (h)  Advertising Costs-
          -----------------

          All advertising costs are expensed the first time the advertising takes place. Advertising expenses for the nine months ended September 30, 2000 and 1999 and the years ended December 31, 1999 and 1998 were approximately $218,000, $109,000, $123,000 and $223,000, respectively.

     (i)  Other Assets-
          ------------

          Included in Other Assets are licenses for the right to use certain third party software in the Company's products. These licenses range from three to five years and are amortized over the terms of these licenses on a straight-line basis. The Company periodically evaluates the realizability of these assets in relation to the software products that they are used in.

     (j)  Use of Estimates-
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (k)  Reclassification-
          ----------------

          Certain amounts have been reclassified in the 1998 financial statements to be consistent with the 1999 financial statement presentation.

     (l)  Interim Financial Statements-
          ----------------------------

          The results of operations for the nine months ended September 30, 2000 and 1999 are not necessarily indicative of the results to be expected for the full year. All information as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999 is unaudited, but, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the consolidated financial position, results of operations and cash flows of the companies.

(4)  Note Receivable from Shareholder-
     --------------------------------

     The note receivable is due from a shareholder of the Company. The note earns interest at 8% and is due on April 15, 2002.

                                      F-14

(5)  Goodwill and Intangibles-
     ------------------------

     Amortization of goodwill, consisting of excess of cost over fair value of the assets acquired in the transactions described in Note 1, is being provided utilizing the straight-line method over the estimated useful life of seven years.

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill associated with the assets reviewed will be included in determining the recoverability based on the future undiscounted cash flows expected to be generated from those assets. In the event that impairment exists, goodwill shall be eliminated before reducing the carrying amount of the impaired long-lived assets and identifiable intangibles.

     Goodwill amortization for the nine months ended September 30, 2000 and 1999 and the years ended December 31, 1999 and 1998 was approximately $687,000, $3,000, $26,000 and $0, respectively.

     The purchase price allocation relating to the assets acquired in the January 31, 2000 acquisition of TekSoft resulted in several intangible assets as described in Note 1. The purchase price allocation resulted in $220,000 for Assembled Workforce, $550,000 for Tradenames and $600,000 for Distribution Network. The amortization of the Assembled Workforce and Distribution Network assets are being provided utilizing the straight-line method over the estimated useful life of seven years. The amortization of the Tradenames asset is being provided using the straight-line method over the estimated useful life of 15 years. Total amortization expense relating to these intangible assets for the nine months ended September 30, 2000 and 1999 and the years ended December 31, 1999 and 1998 was approximately $103,000, $0, $0 and $0, respectfully.

(6)  Lines of Credit-
     ---------------

     The Company has two lines of credit with a bank as of September 30, 2000.

     The first line of credit agreement is with a bank, which provides for borrowings up to $225,000. Borrowings under the line of credit bear interest at prime (8.5% at December 31, 1999 and 9.5% at September 30,
     2000) plus 1.5%. The maturity date is October 21, 2000. Borrowings are limited to a certain percentage of eligible accounts receivable. The line is secured by essentially all assets of the Company. Borrowings under the line of credit were approximately $225,000, $183,000 and $200,000 as of September 30, 2000 and years ended December 31, 1999 and 1998, respectively.

     Subsequent to December 31, 1999, the Company entered into a second line of credit agreement with the same bank, which provides for borrowings of up to
     $200,000 for one of the Company's subsidiaries.   The maturity date is
     February 4, 2001. Borrowings under the line of credit bear interest at prime (9.5% at September 30, 2000) plus 1.5%. Borrowings are limited to a certain percentage of eligible accounts receivable. The line is secured by essentially all assets of the Company. Borrowings under the line of credit were $200,000 as of September 30, 2000.

     Subsequent to September 30, 2000 the Company consolidated its bank debt by replacing the Company's lines of credit and substantially all of the existing bank term debt (Note 8). The new debt facility consists of a $400,000 term loan due on October 1, 2005 and a $1,100,000 three-year revolving line of credit agreement due October 9, 2003. The revolving line of credit is limited to a borrowing base calculated as a specified percentage of qualifying accounts receivable, property, plant and equipment and net capitalized software. The interest rate for the revolving line of credit is at prime (9.5% at September 30, 2000). The three-year revolving line of credit agreement as well as the term loan will be classified as long-term debt. The debt facility will be secured by all assets of the Company and its subsidiaries.

     The Company also had an additional line of credit at the end of 1998 with a bank that provided for borrowings up to $50,000, to purchase equipment and software. The Company had borrowings under the line of approximately $46,000 as of December 31, 1998. The outstanding liability was paid in 1999.

                                      F-15

(7)  Notes Payable to Shareholders and Employees-
     -------------------------------------------

     As of September 30, 2000 and December 31, 1999, the Company has a non-interest bearing $10,000 demand note payable to one of its shareholders. The Company is accruing interest expense at 7% per year. Interest has not been paid on this note since its inception. This note is classified as a current liability.

     As of September 30, 2000, Company has several notes payable and loans to the former shareholders and employees of TekSoft. The two former primary shareholders and two other employees loaned money to TekSoft to finance the acquisition of property and equipment. The notes bear an interest rate of 16.5% and are payable monthly and mature at various dates up to April 2002. These notes are secured by substantially all of the TekSoft's property and equipment. The balance of these notes totaled $130,243 as of September 30, 2000. These notes are classified as long-term liabilities with a current portion of $32,117 as of September 30, 2000.

     The Company has a note payable to former subsidiary shareholders and current Company shareholders who loaned money to the subsidiary under a line of credit agreement to finance the operations. This loan bears an interest rate of 16.5%, payable monthly. This loan totaled $31,639 at September 30, 2000. This note is classified as a long-term liability due October 15, 2001.

(8)  Debt-
     ----

     Long-term debt as of September 30, 2000 and December 31, 1999 consists of the following:

                                                                        September 30,    December 31,
                                                                            2000             1999
                                                                        -------------    -------------

                                                                         (Unaudited)
  Note payable to bank, prime (9.5% as September 30, 2000 and
  8.5% at December 31, 1999) plus 1.0%, due in monthly
  installments of $1,911 including interest, through July 21,
  2001, secured by essentially all assets of the Company and
  personally guaranteed by the President and CEO of OnCourse              $140,192         $146,296

  Note payable to bank, prime (9.5% as of September 30, 2000)
  plus .75%, through September 30, 2000, due in monthly
  installments of $5,912, secured by essentially all assets of the subsidiary and personally guaranteed by the subsidiary's
  former shareholders                                                      300,263               --

  Note payable to bank, 10.5%, due in monthly installments of
  $1,028 including interest, through August 4, 2004, secured by essentially all assets of two subsidiaries and personally
  guaranteed by the subsidiaries' presidents and Company chairman           40,000               --

  Auto loan, 8.5% interest, due in monthly installments of $458
  including interest, through November 18, 2004, secured by auto            19,612           22,016

  Auto loan, 8.9% interest, due in monthly installments of $543
  including interest, through January 1, 2004, secured by auto              18,709           21,800
                                                                          --------         --------

  Total Long-term Debt                                                     518,776          190,112

  Less- Current Maturities                                                (459,803)         (17,200)
                                                                          --------         --------

                                                                           $58,973         $172,912
                                                                          --------         --------
                                                                          --------         --------

                                      F-16

     Subsequent to September 30, 2000 the Company consolidated its bank debt by replacing the Company's lines of credit (Note 6) and above $140,192, $300,263 and $40,000 notes payable to banks as of September 30, 2000. The new debt facility consists of a $400,000 term loan due on October 1, 2005 and a $1,100,000 three-year revolving line of credit agreement due October 9, 2003. The interest rate for the term debt is 9.25%. The monthly term debt payment of $6,500 is based on a seven-year amortization schedule. The term debt will be secured by all assets of the Company and its subsidiaries.

     Approximate principal payments on long-term debt are as follows:

                              For The Twelve Months Ended:
                         -------------------------------------
                         At September 30,      At December 31,
                         ----------------      ---------------
                           (Unaudited)

2000                        $459,800              $17,200
2001                          19,500               19,400
2002                          21,500               21,300
2003                          17,100               23,300
2004                             876               18,900
Thereafter                        --               90,012

(9)  Lease Commitments-
     -----------------

     The Company leases all of its office and warehouse space under operating leases. One of these leases is with a related party (see note 14) that is renewable in five-year increments for a period of twenty-five years. The Company subleases a significant portion of this related party lease as office space to other tenants. In addition, the Company also leases an automobile and computer equipment. Total operating lease expenses, net of sublease payments, was approximately $158,900 and $37,800 for the nine months ended September 30, 2000 and 1999, respectively, and $59,100 and $50,300 for the years ended December 31, 1999 and 1998, respectively.

     Property under capital leases is included in property and equipment as follows:

                                 September 30,        December 31,
                                     2000                 1999
                                 -------------        ------------
                                  (Unaudited)

Computer Equipment                  $37,176             $10,162
Less-Accumulated Amortization       (10,202)             (1,016)
                                    -------             -------
Net Capital Lease Assets            $26,974              $9,146
                                    -------             -------
                                    -------             -------

     The Company had no assets under capital leases at December 31, 1998.

     Approximate minimum annual rental commitments as of September 30, 2000 and the year ended December 31, 1999 are as follows:

                                      F-17

                                   (Unaudited)                 Audited
                               September 30, 2000         December 31, 1999
                              --------------------     -----------------------

                               Capital   Operating      Capital      Operating
                               Leases      Leases        Leases       Leases
                              --------   ---------      -------      ---------
For Period Ending:


2000                           $16,100     $59,700       $7,600       $83,300
2001                             8,700     340,300            -        86,200
2002                                 -     339,200            -        82,900
2003                                 -     153,600            -        29,900
2004                                 -      18,600            -        19,000
Thereafter                           -           -            -             -
                               -------    --------       ------      --------

Total Minimum Lease
     Payments                  $24,800    $911,500        7,600      $301,300
                                          --------                    -------
                                          --------                    -------

Less - Amount Representing
     Interest                   (3,073)                    (500)
                               -------                  -------

Present Value of Minimum
     Lease Payments            $21,727                   $7,100
                               -------                  -------
                               -------                  -------

Current Portion                $13,427                   $7,100
                               -------                   ------
                               -------                   ------

(10) Warrants-
     --------

     In connection with the issuance of stock during the nine months ended September 30, 2000, the Company issued 131,734 Class A stock purchase warrants and 131,734 Class B stock purchase warrants. The warrants were issued with initial estimated values (based on the Black-Scholes valuation model) ranging from $1.49 to $5.19 per Class A Warrant and $1.73 to $5.56 per Class B Warrant. Each warrant represents the right to purchase one share of the Company's common stock at an exercise price of $2.25. The Class A Warrants expire in 2003, three years from the date of issuance. The Class B Warrants expire in 2005, five years from the date of issuance. As of September 30, 2000, all warrants issued during the nine months ended September 30, 2000 were outstanding.

     In connection with the issuance of stock during 1999, the Company issued 33,205 Class A stock purchase warrants and 33,205 Class B stock purchase warrants. The warrants were issued with initial values ranging from $1.49 to $5.19 per Class A Warrant and $1.73 to $5.57 per Class B Warrant (based on the Black-Scholes valuation model). Each warrant represents the right to purchase one share of the Company's common stock at an exercise price of $2.25. The Class A Warrants expire in 2002, three years from the date of issuance. The Class B Warrants expire in 2004, five years from the date of issuance. As of September 30, 2000 and December 31, 1999, all warrants issued in 1999 were outstanding.

     In connection with the spin-off of OnCourse by Innovation (Note 1), the Company granted 400,000 common stock purchase warrants to Innovation's shareholders as a dividend in-kind. The warrants are redeemable for $.05 per warrant only at the discretion of the Company. The warrants originally entitled the holder to purchase, on or before December 31, 1999 one share of Company common stock per warrant at an exercise price of $1.50. On December 23, 1999, the expiration date for these common stock purchase warrants was extended to March 31, 2000. On March 27, 2000, the expiration date was extended a second time to September 30, 2000. On September 12, 2000, the expiration date was extended a third time to June 20, 2001. Generally accepted accounting principals required that the warrants be classified as equity and accreted to the estimated redemption value based on the terms of the warrants. At the time of original issuance the warrants were not assigned an initial value or any accretion as their estimated fair market value approximated zero. Under the guidelines of FASB 123, "Accounting for Stock Based Compensation," a change in the characteristics of the warrant, such as an extension of the expiration date, triggers a remeasurement point. Each of the extensions resulted in a new measurement date and the incremental value of the warrants was accounted for as a dividend to the shareholders. The incremental value reflected as a dividend was calculated as the difference between the value of the new warrants given by the Company, i.e., extended warrants, less the remaining value of the warrants given up by the Shareholders, i.e., the cancelled warrants. The value of the warrants at each remeasurement point was determined using the Black-Scholes pricing model. A dividend was recorded for approximately $273,000 and $1,814,000 for the nine months ended September 30, 2000 and the year ended December 31, 1999, respectively. During the nine months ended September 30, 2000 and the year ended December 31, 1999, 941 and 105, respectively, of the 400,000 warrants were exercised.

     The table below summarizes the transactions related to the Company's warrants to purchase common stock:

                                      F-18

                                                                   Weighted-
                                                                    Average
                                                   Number of        Exercise
                                                   Warrants          Price
                                                   ---------       ---------

Balance at December 31, 1997                             --           $  --
     Warrants Issued                                400,000            1.50
                                                    -------           -----
Balance at December 31, 1998                        400,000            1.50
     Warrants Sold (Class A and Class B)             66,410            2.25
     Warrants Exercised (1998 Warrants)               (105)            1.50
                                                    -------           -----
Balance at December 31, 1999                        466,305            1.61
     Warrants Sold (Class A and Class B)            263,468            2.25
     Warrants Exercised (1998 Warrants)               (941)            1.50
                                                    -------           -----

Balance at September 30, 2000 (Unaudited)           728,832           $1.83
                                                    -------           -----
                                                    -------           -----

All warrants are exercisable as of September 30, 2000 and December 31, 1999.

(11) Reverse Stock Split-
     -------------------

     Effective October 31, 1999, OnCourse exercised a 1-for-2 reverse stock split by amending the Articles of Incorporation of OnCourse so that each two (2) authorized common shares with par value of one-tenth of one cent ($.001) per share of the Corporation be converted into one (1) common share with par value of one-tenth of one cent ($.001) per share. Effective the same date, OnCourse reduced the total authorized shares from 100,000,000 to 50,000,000. This resulted in reducing the shares outstanding as of October 31, 1999 from 22,861,602 shares to 11,430,801 shares. All shares and per share data in the financial statements have been restated to reflect the impact of the split for all periods presented.

(12) Shareholders' Equity (Deficit)-
     -----------------------------

     Consideration for the CAM Solutions acquisition included the issuance of 150,000 shares to the former shareholder of CAM Solutions. In addition, under the terms specified in the purchase agreement the former shareholder of CAM Solutions may receive up to 150,000 additional shares over the next five years if net income, as defined, increases. There were no shares earned during the nine months ended September 30, 2000 or the year ended December 31, 1999 under the purchase agreement net income criteria.

     Consideration for the Cimtronics acquisition included the issuance of 153,846 shares to the former shareholders of Cimtronics. In addition, the former shareholders of Cimtronics may receive up to 153,846 additional shares over the next five years if net income, as defined, increases.
     There were no shares earned during the nine months ended September 30, 2000 or the year ended December 31, 1999 under the purchase agreement net income criteria.

     Consideration in the 1998 reverse triangular merger included the issuance of 9,866,500 shares to the former shareholders of Micro Estimating. Accordingly, shares issued and outstanding, all historical weighted average share and per share amounts and activity from prior periods in the consolidated statements of shareholders' equity (deficit) have been retroactively restated. In addition, the former shareholders of Micro Estimating may receive up to a total of 2,000,000 additional shares through 2003 if certain targeted net sales increases, as defined, are achieved.
     The targeted increase in net sales, as defined, was achieved for the nine months ended September 30, 2000, and for the years ended December 31, 1999 and 1998, and as a result, an additional 400,000 shares per year have been allocated to the former shareholders of Micro Estimating.

     The 800,000 shares of common stock issued to Innovation's shareholders on June 12, 1998 provided for a one-year right-of-return as defined per the merger agreement. These shares were not reflected on the statements of shareholders' equity (deficit) until the right-of-return expired. No shares were returned to the Company during 1999 or 1998.

     In May 2000, the Company entered into a twelve-month contract with a professional services firm for consulting services. The Company issued 300,000 shares of common stock for these services at a value of $2.00 per share. The cost associated with this contract is being amortized over the term of the agreement. Approximately $225,000 was amortized during the nine months ended September 30, 2000. The balance of $375,000 is reflected as a component of Prepaids and Other Assets on the balance sheet as of September 30, 2000.

                                      F-19

     In connection with the termination of the Company's S Corporation status for Federal income tax purposes (Note 15) all retained earnings, as of July 31, 1998, were reclassified as additional paid-in capital.

(13) Supplemental Disclosure of Cash Flow Information-
     ------------------------------------------------

                                Nine Months Ended          Years Ended
                                  September 30,            December 31,
                              ---------------------     -------------------
                                2000         1999         1999       1998
                              --------     --------     --------   --------
Approximate Cash Paid for-
   Interest                    $80,200      $17,700      $30,700    $20,600
   Income Taxes                  4,500          400       13,300          -

Noncash Transactions-
   Capital Leases               14,100       10,200       10,200          -
   Compensation Expense         46,600            -        1,000          -
   Warrants Issued as          273,400            -    1,814,400          -
     Dividends
   Common Stock Issued for
     Services (Note 12)        226,100            -            -          -

(14) Related Party Transactions-
     --------------------------

     Certain owners and employees of the Company have notes and loans with the Company (Note 7).

     A subsidiary's building that the Company occupies and leases is owned and operated by a partnership, consisting of two former principal owners of a subsidiary (and current Company shareholders) and a previous employee of the subsidiary (Note 9). The net lease expense was $90,800 for the nine months ended September 30, 2000.

     The Company also has a consulting agreement with a shareholder to provide expert advice to the Company concerning business strategies. The agreement became effective December 1, 1999 and expires December 1, 2004. The Company pays the shareholder $4,167 per month for these services.

(15) Income Taxes-
     ------------

     Prior to July 31, 1998 the shareholders of Micro Estimating had elected to have the Company treated as an "S Corporation" for Federal income tax purposes and a "C Corporation" for state income tax purposes. As an S Corporation, a company's taxable income or loss is includable in the individual tax returns of its shareholders and as a C Corporation, the tax liability is the responsibility of the Corporation. Accordingly, prior to July 31, 1998, the financial statements only include a provision and liability for current and deferred state income taxes and do not include any provision or liability for current or deferred Federal income taxes related to Micro Estimating.

     Effective August 1, 1998, the Company became subject to Federal and state income taxes as a C Corporation and is required to account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." In connection with this change in the Company's tax status, SFAS 109 requires the Company to record deferred income taxes on the balance sheet for all book and tax differences existing on the date of change to C Corporation status. The related effect of recording basis differences is charged or credited to current earnings. The change in tax status resulted in recognition of a net deferred income tax liability and a corresponding charge to net income of approximately $76,000 in 1998.

     The provision for income taxes for the nine months ended September 30, 2000 and 1999, and the years ended December 31, 1999 and 1998 consists of:

                                      F-20


                                   Nine Months Ended          Years Ended
                                     September 30,            December 31,
                                 --------------------     -------------------
                                   2000        1999         1999       1998
                                 --------    --------     --------   --------
                                (Unaudited) (Unaudited)

Current-
  Federal                        $(757,213)   $(26,538)   $(71,700    $(3,615)
  State                           (108,173)     (4,018)    (16,200)      (384)
                                 ---------    --------    --------    -------

     Total Current                (865,386)    (30,556)    (87,900)    (3,999)

Deferred Income Taxes              458,578       5,588      (6,732)    72,982
                                 ---------    --------    --------    -------


     Total Income Tax
       (Benefit) Provision       $(406,808)   $(24,968)   $(94,632)   $68,983
                                 ---------    --------    --------    -------
                                 ---------    --------    --------    -------

     A reconciliation of the statutory Federal income tax rate to the consolidated effective income tax rate is as follows:

                                   Nine Months Ended            Years ended
                                     September 30,              December 31,
                                 -----------------------     -----------------
                                   2000           1999         1999      1998
                                 --------       --------     --------  --------
                               (Unaudited)    (Unaudited)
Statutory Federal Income
  Tax Rate                        (35)%          (35)%        (35)%      (35)%
State Income Taxes, Net of
  Federal Income Tax Benefit       (5)            (5)          (6)        (4)
Goodwill Amortization              12              9            4          -
Other                               9              7            1        757
                                  -----          -----        -----     -----
Effective Income Tax Rate         (19)%          (24)%        (36)%      718%
                                  -----          -----        -----     -----
                                  -----          -----        -----     -----

     The significantly higher effective tax rate for the year ended December 31, 1998 is due to the deferred tax impact from the Company converting from an S Corporation to a C Corporation.

     Temporary differences that give rise to the deferred income tax asset and liability at September 30, 2000 and December 31, 1999 and 1998 are as follows:

                                                         December 31,
                                      September 30,   ------------------
                                          2000         1999        1998
                                      -------------   ------      ------
                                       (Unaudited)

Deferred Revenue                        $437,472     $200,155     $75,524
Other                                     28,083        5,038       2,908
     Current Deferred Income
       Tax Asset                         465,555      205,193      78,432
                                      ----------     --------    --------

Capitalized Software Costs            (1,937,741)     (98,256)   (106,805)
Book Versus Tax Depreciation Methods     (32,786)     (32,786)    (20,498)
Net Operating Loss Carryforwards         842,390       54,477           -
Other                                   (107,843)      49,769           -
                                      ----------     --------    --------
     Long-Term Deferred Income
       Tax Liability                  (1,235,980)     (26,796)   (127,303)
                                      ----------     --------    --------

     Net Deferred Income Tax
       Asset (Liability)               ($770,425)    $178,397    $(48,871)
                                      ----------     --------    --------
                                      ----------     --------    --------

     The Company has generated a net operating loss ("NOL") carryforwards of approximately $1,160,000 during the nine months ended September 30, 2000. The Company also acquired net operating losses of approximately $753,000 relating to the acquisition of Teksoft.

                                      F-21

     The annual use of the NOL carryforwards acquired with Teksoft is limited to the lesser of the Company's taxable income or the amount of the IRS imposed limitation pursuant to the "change in ownership" provisions of the Tax Reform Act of 1986. These NOL carryforwards will expire at various dates beginning in 2018 through 2020. The Company generated a federal net operating loss of approximately $117,000 in 1999. The Company carried back approximately $72,000 of the NOLs for federal tax purposes. As of December 31, 1999, the Company has remaining NOLs of approximately $45,000 and $117,000 available for future use against Federal and state income tax liabilities, respectively. The unused portion of these federal and state NOLs will expire in the year 2019 and 2014, respectively. An estimated income tax receivable of approximately $27,000 is included in other current assets.

(16) Deferred Savings Plan-
     ---------------------

     TekSoft has a 401(k) deferred savings plan with a discretionary matching feature covering substantially all employees of TekSoft. During the nine months ended September 30, 2000, none of the employee's contribution to the Plan was matched by the Company.

                                      F-22


CAM SOLUTIONS, INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1998
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                      F-23


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of
CAM Solutions, Inc.:

We have audited the accompanying balance sheet of CAM Solutions, Inc. as of December 31, 1998, and the related statements of operations, shareholder's equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAM Solutions, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The Company was acquired by OnCourse Technologies, Inc. on January 1, 1999 (see
Note 6). The financial statements do not include any adjustments that might result from the outcome of this transaction.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
July 10, 2000

                                      F-24

CAM SOLUTIONS, INC.

Balance Sheet
As of December 31, 1998

                         Assets
                         ------

Current Assets:
 Cash                                                               $13,670
 Accounts Receivable, Less Allowance of $4,710                      125,121
 Prepaid and Other Assets                                             9,306
                                                                   --------

     Total Current Assets                                           148,097

Property and Equipment, at Cost:
 Computer Equipment and Purchased Software                           29,566
 Furniture, Fixtures and Vehicles                                    48,636
                                                                   --------

     Total Property and Equipment                                    78,202

 Less- Accumulated Depreciation                                     (44,869)
                                                                   --------

     Net Property and Equipment                                      33,333
                                                                   --------

     Total Assets                                                  $181,430
                                                                   --------
                                                                   --------

  The accompanying notes to financial statements are an integral part of this balance sheet.

                                      F-25

CAM SOLUTIONS, INC.

Balance Sheet
As of December 31, 1998

         Liabilities and Shareholder's Deficit
         -------------------------------------

Current Liabilities:
 Current Portion of Note Payable                                  $6,604
 Accounts Payable                                                 85,333
 Accrued Liabilities                                              16,835
 Deferred Revenue                                                 63,941
                                                                --------

     Total Current Liabilities                                   172,713

Distributions Payable                                             10,000

Note Payable, Less Current Portion                                 1,733

Shareholder's (Deficit) Equity:
 Common Stock                                                     11,453
 Retained Deficit                                                (14,469)
                                                                --------

     Total Shareholder's Deficit                                  (3,016)
                                                                --------

     Total Liabilities and Shareholder's Deficit                $181,430
                                                                --------
                                                                --------

The accompanying notes to financial statements are an integral part of this balance sheet.

                                      F-26

CAM SOLUTIONS, INC.

Statement of Operations
For the Year Ended December 31, 1998

Net Sales                                                      $509,863

Cost of Sales                                                   265,801
                                                               --------

     Gross Profit                                               244,062

Selling Expenses                                                146,944

General and Administrative Expenses                             113,674
                                                               --------

     Operating Loss                                             (16,556)

Interest Expense                                                    921
                                                               --------

     Net Loss                                                  $(17,477)
                                                               --------
                                                               --------

The accompanying notes to financial statements are an integral part of this statement.

                                      F-27

CAM SOLUTIONS, INC.

Statement of Shareholder's Equity (Deficit)
For the Year Ended December 31, 1998

                                                                    Total
                                                   Retained     Shareholder's
                                    Common         Earnings         Equity
                                Stock (a)<F9>     (Deficit)       (Deficit)
                                -------------     ---------       ---------

Balance, December 31, 1997         $11,453         $19,147         $30,600

 Distributions to Shareholder            -         (16,139)        (16,139)
 Net Loss                                -         (17,477)        (17,477)
                                   -------        --------         -------

Balance, December 31, 1998         $11,453        $(14,469)        $(3,016)
                                   -------        --------         -------
                                   -------        --------         -------

(a)<F9>   25,000 shares authorized, issued and outstanding, no par value.

The accompanying notes to financial statements are an integral part of this statement.

                                      F-28

CAM SOLUTIONS, INC.

Statement of Cash Flows
For the Year Ended December 31, 1998

Cash Flows from Operating Activities:
 Net Loss                                                         $(17,477)
  Adjustments to Reconcile Net Loss to Net Cash Provided by
   Operating Activities-
   Depreciation                                                     14,969
   Changes in Current Assets and Liabilities-
     Accounts Receivable                                           (62,631)
     Prepaid and Other Assets                                       (5,686)
     Accounts Payable                                               19,133
     Accrued Liabilities                                             5,503
     Deferred Revenue                                               52,492
                                                                   -------
       Net Cash Provided by Operating Activities                     6,303
                                                                   -------

Cash Flows from Investing Activities:
 Purchase of Property and Equipment                                 (5,011)
                                                                   -------

Cash Flows from Financing Activities:
 Payments on Notes Payable                                          (6,114)
 Distributions to Shareholder                                       (6,139)
                                                                   -------
       Net Cash Used in Financing Activities                       (12,253)
                                                                   -------

Net Decrease in Cash                                               (10,961)

Cash, Beginning of Year                                             24,631
                                                                   -------

Cash, End of Year                                                  $13,670
                                                                   -------
                                                                   -------

Supplemental Disclosure of Cash Flow Information:
 Approximate Cash Paid for Interest                                   $970

  The accompanying notes to financial statements are an integral part of this statement.

                                      F-29

CAM SOLUTIONS, INC.

Notes to Financial Statements
December 31, 1998

(1)  Nature of Operations-
     --------------------

     CAM Solutions, Inc. (the "Company") markets computer-aided design/computer-aided manufacturing (CAD/CAM), estimating, layout, routing and direct numerical control (DNC) software for job shops and the machining industry. The principal market for the Company's software and support services is North America. The Company was acquired by OnCourse Technologies, Inc. ("OnCourse") on January 1, 1999 (see Note 6).

(2)  Summary of Significant Accounting Policies-
     ------------------------------------------

     (a)  Revenue Recognition-

          Revenue from product sales is recognized upon customer acceptance and delivery of the product provided that no significant contractual obligations remain.

          Revenues also include separate maintenance fees whereby the Company provides ongoing customer support. Such contracts are reflected as deferred revenue and amortized ratably over the term of the maintenance period, generally twelve months.

     (b)  Property and Equipment-
          ----------------------

          Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets (5 to 7 years). Maintenance and repair costs are expensed as incurred. Improvements that extend the useful life of the assets are capitalized to property and equipment accounts and amortized over the remaining useful life.

     (c)  Advertising Costs-
          -----------------

          All advertising costs are expensed the first time the advertising takes place. Advertising expenses for 1998 were approximately $7,700.

     (d)  Use of Estimates-
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  Note Payable-
     ------------

     Note payable as of December 31, 1998 consists of an auto loan that bears interest at 7.75% with monthly principal and interest payments of $585 maturing in 2000.

                                      F-30

(4)  Lease Commitments-
     -----------------

     The Company leases office space under an operating lease, which expires in January 2003. Total rent expense was approximately $10,800 in 1998.

     Approximate minimum annual rental commitments as of December 31, 1998 are as follows:

          1999                 $10,500
          2000                  10,800
          2001                  11,000
          2002                  11,400
          2003                   1,000

(5)  Income Taxes-
     ------------

     The Company's shareholder has elected to have the Company treated as an "S Corporation" for income tax purposes. As an S Corporation, the company's taxable income or loss is includable in the individual tax return of the shareholder. Accordingly, the financial statements do not include any provision or asset or liability for current or deferred income taxes.

(6)  Subsequent Event-
     ----------------

     On January 1, 1999, the Company entered into an agreement with OnCourse pursuant to which the Company was acquired in a stock for stock exchange by OnCourse.

                                      F-31

CIMTRONICS, INC.

FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                      F-32

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Cimtronics, Inc.:

We have audited the accompanying balance sheets of Cimtronics, Inc. as of September 30, 1999 and December 31, 1998, and the related statements of operations, shareholders' equity (deficit) and cash flows for the nine months ended September 30, 1999 and the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimtronics, Inc. as of September 30, 1999 and December 31, 1998, and the results of its operations and its cash flows for the nine months ended September 30, 1999 and the year ended December 31, 1998 in conformity with accounting principles generally accepted in the United States.

The Company was acquired by OnCourse Technologies, Inc. on October 1, 1999 (see
Note 7). The financial statements do not include any adjustments that might result from the outcome of this transaction.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
July 10, 2000

                                      F-33

CIMTRONICS, INC.

Balance Sheets
As of September 30, 1999 and December 31, 1998

                   Assets                         1999            1998
                   ------                       --------        --------

Current Assets:
 Cash                                            $27,648             $41
 Accounts Receivable, Less Allowance of
  $1,226 and $0, Respectively                     96,177         100,001
 Note Receivable from Shareholder                      -          13,909
 Prepaids and Other Assets                           256           4,886
                                                --------        --------

     Total Current Assets                        124,081         118,837

Property and Equipment, at Cost:
 Furniture and Fixtures                           34,325          25,414
 Less- Accumulated Depreciation                  (20,834)        (17,726)
                                                --------        --------

     Net Property and Equipment                   13,491           7,688

Other Assets                                       1,799           1,799
                                                --------        --------

     Total Assets                               $139,371        $128,324
                                                --------        --------
                                                --------        --------

The accompanying notes to financial statements are an integral part of these balance sheets.

                                      F-34

CIMTRONICS, INC.

Balance Sheets
As of September 30, 1999 and December 31, 1998

        Liabilities and Shareholders' Deficit             1999        1998
        -------------------------------------           --------    --------

Current Liabilities:
 Accounts Payable                                        $24,314     $33,365
 Accrued Liabilities                                      16,000       9,445
 Distributions Payable                                     3,500           -
 Note Payable to Shareholder                                   -       4,985
 Deferred Revenue                                        205,759     113,290
                                                        --------    --------

     Total Current Liabilities                           249,573     161,085

Shareholders' (Deficit) Equity:
 Common Stock                                                500         500
 Retained Deficit                                       (110,702)    (33,261)
                                                        --------    --------

     Total Shareholders' Deficit                        (110,202)    (32,761)
                                                        --------    --------

     Total Liabilities and Shareholders' Deficit        $139,371    $128,324
                                                        --------    --------
                                                        --------    --------

The accompanying notes to financial statements are an integral part of these balance sheets.

                                      F-35

CIMTRONICS, INC.

Statements of Operations
For the Nine Months Ended September 30, 1999 and
The Year Ended December 31, 1998

                                                        1999           1998
                                                      --------       --------

Net Sales                                             $652,555       $669,528

Cost of Sales                                          262,857        261,423
                                                       -------       --------

     Gross Profit                                      389,698        408,105

Selling Expenses                                       208,122        201,567

General and Administrative Expenses                     85,500         91,402
                                                       -------       --------

     Operating Income                                   96,076        115,136

Interest and Other Expenses                                662          1,111
                                                       -------       --------

     Net Income                                        $95,414       $114,025
                                                       -------       --------
                                                       -------       --------

The accompanying notes to financial statements are an integral part of these statements.

                                      F-36

CIMTRONICS, INC.

Statements of Shareholders' Equity (Deficit)
For the Nine Months Ended September 30, 1999 and
The Year Ended December 31, 1998

                                                                    Total
                                                   Retained     Shareholders'
                                     Common        Earnings        Equity
                                 Stock (a)<F10>   (Deficit)       (Deficit)
                                 --------------   ---------       ---------

Balance, December 31, 1997            $500          $26,027        $26,527

 Distributions to Shareholders           -         (173,313)      (173,313)
 Net Income                              -          114,025        114,025
                                      ----        ---------      ---------

Balance, December 31, 1998             500          (33,261)       (32,761)

 Distributions to Shareholders           -         (172,855)      (172,855)
 Net Income                              -           95,414         95,414
                                      ----        ---------      ---------

Balance, September 30, 1999           $500        $(110,702)     $(110,202)
                                      ----        ---------      ---------
                                      ----        ---------      ---------

(a)<F10> 10,000 shares authorized, 500 shares issued and outstanding, $1 par value.

The accompanying notes to financial statements are an integral part of these statements.

                                      F-37

CIMTRONICS, INC.

Statements of Cash Flows
For the Nine Months Ended September 30, 1999 and the Year Ended December 31,
1998

                                                          1999        1998
                                                        --------    --------
Cash Flows from Operating Activities:
 Net Income                                             $95,414     $114,025
  Adjustments to Reconcile Net Income to Net Cash
   Provided by Operating Activities-
     Depreciation and Amortization                        3,108        3,748
     Changes in Current Assets and Liabilities-
      Accounts Receivable                                 3,824      (19,854)
      Prepaids and Other Assets                           4,630       (3,799)
      Accounts Payable                                   (9,051)      11,330
      Accrued Liabilities                                 6,555        2,428
      Deferred Revenue                                   92,469       67,698
                                                      ---------    ---------
       Net Cash Provided by Operating Activities        196,949      175,576
                                                      ---------    ---------

Cash Flows from Investing Activities:
 Proceeds from Note Receivable from Shareholder          13,909           559
 Purchase of Property and Equipment                      (8,911)            -
                                                      ---------     ---------
       Net Cash Provided by Investing Activities          4,998           559
                                                      ---------     ---------

Cash Flows from Financing Activities:
 Payments on Note Payable                                (4,985)       (3,826)
 Distributions To Shareholders                         (169,355)     (173,313)
                                                      ---------     ---------
       Net Cash Used in Financing Activities           (174,340)     (177,139)
                                                      ---------     ---------

Net Increase (Decrease) in Cash                          27,607        (1,004)

Cash, Beginning of Period                                    41         1,045
                                                      ---------     ---------

Cash, End of Period                                     $27,648           $41
                                                      ---------     ---------
                                                      ---------     ---------

Supplemental Disclosure of Cash Flow Information:
 Approximate Cash Paid for Interest                        $250         $970

The accompanying notes to financial statements are an integral part of these statements.

                                      F-38

CIMTRONICS, INC.

Notes to Financial Statements
September 30, 1999 and December 31, 1998

(1)  Nature of Operations-
     --------------------

     Cimtronics, Inc. (the "Company") markets computer-aided design and computer-aided manufacturing (CAD/CAM), estimating, layout, routing and direct numerical control (DNC) software for job shops and the machining industry. The principal market for the Company's software and support services is North America. The Company was acquired by OnCourse Technologies, Inc. ("OnCourse") on October 1, 1999 (see Note 7).

(2)  Summary of Significant Accounting Policies-
     ------------------------------------------

     (a)  Revenue Recognition-
          -------------------

          Revenue from product sales is recognized upon customer acceptance and delivery of the product provided that no significant contractual obligations remain.

          Revenues also include separate maintenance fees whereby the Company provides ongoing customer support. Such contracts are reflected as deferred revenue and amortized ratably over the term of the maintenance period ranging from one to three years.

     (b)  Property and Equipment-
          ----------------------

          Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets (5 to 7 years). Maintenance and repair costs are expensed as incurred. Improvements that extend the useful life of the assets are capitalized to plant and equipment accounts and amortized over the remaining useful life.

     (c)  Advertising Costs-
          -----------------

          All advertising costs are expensed the first time the advertising takes place. Advertising expenses for 1999 were immaterial and were approximately $6,200 for 1998.

     (d)  Use of Estimates-
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  Note Receivable from Shareholder-
     --------------------------------

     The note receivable was due from a shareholder of the Company and was fully repaid during the nine month period ended September 30, 1999.

(4)  Note Payable to Shareholder-
     ---------------------------

     The Company had a note payable to a shareholder bearing interest at 9%. The note was paid in full during the nine month period ended September 30, 1999.

                                      F-39

(5)  Lease Commitments-
     -----------------

     The Company leases its office space under an operating lease that expires in August 2004. Total rent expense was approximately $15,000 and $10,500 in the nine month period ended September 30, 1999 and the year ended December 31, 1998, respectively.

     Approximate minimum annual rental commitments as of September 30, 1999 are as follows:

     1999 (3 months)     $6,200
     2000                25,300
     2001                26,600
     2002                27,100
     2003                27,400
     2004                18,600

(6)  Income Taxes-
     ------------

     The Company's shareholders have elected to have the Company treated as an "S Corporation" for income tax purposes. As an S Corporation, the company's taxable income or loss is includable in the individual tax returns of its shareholders. Accordingly, the financial statements do not include a provision and asset or liability for current and deferred income taxes.

(7)  Subsequent Event-
     ----------------

     On October 1, 1999, the Company entered into an agreement with OnCourse pursuant to which the Company was acquired in a stock for stock exchange by OnCourse.

                                      F-40

TEKSOFT, INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                      F-41

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of TekSoft, Inc.:

We have audited the accompanying balance sheets of TekSoft, Inc. (an Arizona Corporation) as of December 31, 1999 and 1998, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TekSoft, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The Company was acquired by OnCourse Technologies, Inc. on January 31, 2000 (see
Note 11). The financial statements do not include any adjustments that might result from the outcome of this transaction.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
June 14, 2000

                                      F-42

TEKSOFT, INC.

Balance Sheets
As of December 31, 1999 and 1998

                   Assets                        1999           1998
                   ------                      --------       --------

Current Assets:
 Cash                                          $140,653       $209,869
 Accounts Receivable                            640,777        720,232
 Deferred Taxes                                 388,028        345,587
 Prepaids and Other                              33,193         47,114
                                             ----------     ----------

     Total Current Assets                     1,202,651      1,322,802

Capitalized Software, Net                     2,647,856      2,256,884

Property and Equipment, at Cost:
 Computer Equipment and Purchased Software      291,538        361,453
 Furniture and Fixtures                         147,019        147,019
                                             ----------     ----------

     Total Property and Equipment               438,557        508,472

 Less- Accumulated Depreciation                (265,446)      (282,504)
                                             ----------     ----------

     Net Property and Equipment                 173,111        225,968

Other Assets, Net                                52,848         40,494
                                             ----------     ----------

     Total Assets                            $4,076,466     $3,846,148
                                             ----------     ----------
                                             ----------     ----------

  The accompanying notes to financial statements are an integral part of these balance sheets.

                                      F-43

TEKSOFT, INC.

Balance Sheets
As of December 31, 1999 and 1998

       Liabilities and Shareholders' Equity             1999           1998
       ------------------------------------           --------       --------

Current Liabilities:
 Current Portion of Notes Payable and Capital          $76,826        $61,188
 Lease Obligations
 Current Portion of Long Term Debt                     328,902
 Accounts Payable                                      340,753        231,505
 Accrued Liabilities                                    79,986         89,524
 Deferred Revenue                                    1,104,186      1,164,686
                                                    ----------     ----------

     Total Current Liabilities                       1,930,653      1,546,903

Notes Payable and Capital Lease Obligations, Less
  Current Portion                                      128,206        159,385

Long Term Debt, Less Current Portion                         -        243,304

Deferred Tax Liability                                 796,698        815,773

Shareholders' Equity:
 Voting Common Stock: no Par, 10,000 Shares
  Authorized, 2,925 and 2,593 Shares Outstanding,
  Respectively                                         538,840        288,840
 Nonvoting Common Stock: no Par, 10,000 Shares
  Authorized, 4,574 Shares Outstanding in Both
  Years                                                 61,550         61,550
 Treasury Stock                                       (145,944)      (145,944)
 Retained Earnings                                     766,463        876,337
                                                    ----------     ----------

     Total Shareholders' Equity                      1,220,909      1,080,783
                                                    ----------     ----------

     Total Liabilities and Shareholders' Equity     $4,076,466     $3,846,148
                                                    ----------     ----------
                                                    ----------     ----------

The accompanying notes to financial statements are an integral part of these balance sheets.

                                      F-44

TEKSOFT, INC.

Statements of Operations
For the Years Ended December 31, 1999 and 1998

                                                   1999             1998
                                                 --------         --------

Net Sales                                       $3,157,720       $2,859,651

Cost of Sales                                    1,350,976        1,196,499
                                                ----------       ----------

     Gross Profit                                1,806,744        1,663,152

Operating Costs and Expenses:
 Product Development                               100,689          225,091
 Sales and Marketing  Expenses                     777,439          953,383
 General and Administrative Expenses             1,036,473          820,967
                                                ----------       ----------

     Operating loss                               (107,857)        (336,289)

Other Expense (Income):
 Interest, Net                                      86,609           45,233
 Other, Net                                        (23,076)         (21,284)
                                                ----------       ----------

Loss Before Income Taxes                          (171,390)        (360,238)

Income Tax Benefit                                  61,516          138,386
                                                ----------       ----------

     Net Loss                                    $(109,874)       $(221,852)
                                                ----------       ----------
                                                ----------       ----------

The accompanying notes to financial statements are an integral part of these statements.

                                      F-45

TEKSOFT, INC.

Statements of Shareholders' Equity
For the Years Ended December 31, 1999 and 1998

                                                     Nonvoting Common
                              Voting Common Stock         Stock                                             Total
                              -------------------    ----------------       Treasury       Retained      Shareholders'
                              Shares      Amount     Shares    Amount        Stock         Earnings         Equity
                              ------      ------     ------    ------       --------       --------      -------------
Balance, December 31, 1997     2,175     $38,840      4,574   $61,550      $(145,944)     $1,098,189       $1,052,635

 Sale of Common Stock            418     250,000          -         -              -               -          250,000

 Net Loss                          -           -          -         -              -        (221,852)        (221,852)
                               -----     -------      -----   -------      ---------      ----------       ----------

Balance, December 31, 1998     2,593     288,840      4,574    61,550       (145,944)        876,337        1,080,783

 Sale of Common Stock            332     250,000          -         -              -               -          250,000

 Net Loss                          -           -          -         -              -        (109,874)        (109,874)
                               -----     -------      -----   -------      ---------      ----------       ----------

Balance, December 31, 1999     2,925    $538,840      4,574   $61,550      $(145,944)       $766,463       $1,220,909
                               -----     -------      -----   -------      ---------      ----------       ----------
                               -----     -------      -----   -------      ---------      ----------       ----------

  The accompanying notes to financial statements are an integral part of these statements.

                                      F-46

TEKSOFT, INC.

Statements of Cash Flows
For the Years Ended December 31, 1999 and 1998

                                                           1999        1998
                                                         --------    --------
Cash Flows from Operating Activities:
 Net Loss                                               $(109,874)  $(221,852)
  Adjustments to Reconcile Net Loss to Net Cash
   Provided by Operating Activities-
     Depreciation and Amortization                      1,030,200     863,152
     Loss on Disposal of Property and Equipment             9,262       8,809
     Deferred Taxes                                       (61,516)   (138,386)
     Changes in Current Assets and Liabilities-
      Accounts Receivable                                  79,455    (227,952)
      Prepaids and Other                                   35,330      25,140
      Accounts Payable                                    109,248     138,533
      Accrued Liabilities                                  (9,538)     15,594
      Deferred Revenue                                    (60,500)    433,675
                                                       ----------  ----------
       Net Cash Provided by Operating Activities        1,022,067     896,713
                                                       ----------  ----------

Cash Flows from Investing Activities:
 Capitalized Software Development Costs                (1,318,198) (1,092,882)
 Purchase of Licenses                                     (48,200)          -
 Purchase of Property and Equipment                       (28,326)   (206,677)
 Proceeds from Sale of Property and Equipment                   -         200
                                                       ----------  ----------
       Net Cash Used in Investing Activities           (1,394,724) (1,299,359)
                                                       ----------  ----------

Cash Flows from Financing Activities:
 Net Proceeds from Line of Credit                          85,598     243,304
 Payments on Notes Payable                                (29,449)          -
 Proceeds from Notes Payable                                    -      50,342
 Payments on Capital Lease Obligation                      (2,708)          -
 Proceeds from Sales of Common Stock                      250,000     250,000
                                                       ----------  ----------
       Net Cash Provided by Financing Activities          303,441     543,646
                                                       ----------  ----------

Net (Decrease) Increase in Cash                           (69,216)    141,000

Cash, Beginning of Year                                   209,869      68,869
                                                       ----------  ----------

Cash, End of Year                                        $140,653    $209,869
                                                       ----------  ----------
                                                       ----------  ----------

Supplemental Disclosure of Cash Flow Information:
 Approximate Cash Paid for-
  Interest                                                $90,000     $50,000

Supplemental Disclosure of Noncash Transactions:
  Capital leases and related obligations                  $16,000     $     -

The accompanying notes to financial statements are an integral part of these statements.

                                      F-47

TEKSOFT, INC.

Notes to Financial Statements
December 31, 1999 and 1998

(1)  Nature of Operations-
     --------------------

     TekSoft, Inc. (the "Company") develops, produces and markets computer aided design and computer aided manufacturing software used primarily in metal manufacturing industries. The Company sells its products through a network of distributors and dealers who handle the installation and after sales service, support and customization of the software to the end user.

     Approximately 14% and 17% of sales during 1999 and 1998, respectively, were to a single distributor. Approximately 58% and 63% of sales during 1999 and 1998, respectively, were to customers in the United States and Canada. Approximately 27% and 23% of sales during 1999 and 1998, respectively, were to customers in Europe.

(2)  Summary of Significant Accounting Policies-
     ------------------------------------------

     (a)  Revenue Recognition-
          -------------------

          Revenue from product sales is recognized upon delivery of the product and customer acceptance, provided that no significant contractual obligations remain. Included in deferred revenues are approximately $556,000 and $622,000 as of December 31, 1999 and 1998, respectively, of products which have been delivered and invoiced but for which the Company has not been notified of customer acceptance.

          Revenues also include separate maintenance fees whereby the Company provides, if and when available, product upgrades. Such contracts are reflected as deferred revenue and amortized ratably over the term of the maintenance periods ranging from one to three years. Amortization begins after there is delivery of the software upgrade and customer acceptance.

     (b)  Prepaids-
          --------

          Included in prepaids are various materials (CD's and manuals) and supplies used to store, package and ship products.


     (c)  Property and Equipment-
          ----------------------

          Property and equipment, which consists primarily of office and computer equipment, is stated at lower of cost or market. Property and equipment is depreciated using an accelerated depreciation method over the estimated useful lives of the assets ranging from three to seven years.

          Maintenance and repair costs are expensed as incurred. Improvements that extend the useful life of the assets are capitalized to property and equipment accounts and amortized over the remaining useful life.

                                      F-48

     (d)  Software Development Costs-
          --------------------------

          Software development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility of the product is established. From the time technological feasibility is established until the product is released, all software costs are capitalized. Capitalized costs are reported at the lower of unamortized costs or net realizable value. The costs are amortized on a product-by-product basis using the straight-line method over the estimated economic life of the product that is assumed to be five years. All other research and development expenditures are expensed as incurred.

          Computer software development costs capitalized in 1999 and 1998 were approximately $1,318,000 and $1,093,000, respectively. Amortization expense for 1999 and 1998 of approximately $927,000 and $789,000, respectively, is included in cost of sales in the statements of operations. Accumulated amortization was approximately $3,296,000 and $2,369,000 as of December 31, 1999 and 1998, respectively.

     (e)  Other Assets-
          ------------

          Included in Other Assets are licenses for the right to use certain third party software in the Company's products. These licenses range from three to five years and are amortized over the terms of these licenses on a straight-line basis. The Company periodically evaluates the realizability of these assets in relation to the software products that they are used in.

     (f)  Advertising Costs-
          -----------------

          All advertising costs are expensed the first time the advertising takes place. Advertising expenses for 1999 and 1998 were approximately $261,000 and $285,000, respectively.

     (g)  Use of Estimates-
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  Operating Expenses-
     ------------------

     The employees and the president of the Company took a voluntary pay cut starting in December of 1998. The employees continued to receive reduced pay for a total of three months, ending in February of 1999. The President continued to receive reduced pay until the completion of the acquisition by OnCourse (Note 11). Total savings from this voluntary pay cut reduced operating losses by approximately $231,000 and $41,000 in 1999 and 1998, respectively.

(4)  Note Payable to Shareholders and Employees-
     ------------------------------------------

     The two primary shareholders and two other employees loaned money to the Company to finance the acquisition of property and equipment. The notes bear an interest rate of 16.5%, payable monthly and matures in May 2001. These notes are secured by substantially all of the Company's property and equipment.

     The balance of these notes totaled $159,486 and $188,640 as of December 31, 1999 and 1998, respectively. The current portion of these notes is $39,679 and $29,549 as of December 31, 1999 and 1998, respectively.

     The shareholders also loaned money to the Company under a line of credit agreement to finance operations. This loan is convertible into common stock at the fixed price of $65 per share if the Company is unable to repay the loan. This loan bears an interest rate of 16.5%, payable monthly.
     This loan totaled $31,639 as of December 31, 1999 and 1998. The loan is classified as current on the financial statements.

     Interest paid on these amounts totaled approximately $34,000 and $30,000 in 1999 and 1998, respectively.

                                      F-49

(5)  Debt-
     ----

     Indebtedness as of December 31, 1999 and 1998, consists of the following:

                                                              1999        1998
                                                            --------    --------
     Term note, payable in monthly installments of
     $3,230 beginning July 1, 2000, final payment due
     June 1, 2008; variable interest rates based on
     0.75% above the prime rate (8.50% at December
     31, 1999).                                             $309,953    $243,304

     Term note, payable in 2000; variable
     interest rates based on 1.25% above the
     prime rate (8.50% at December 31, 1999).                 18,949           -
                                                           ---------   ---------
                                                             328,902     243,304

     Less - Current Maturities                               328,902           -
                                                           ---------   ---------
                                                            $      -    $243,304
                                                           ---------   ---------
                                                           ---------   ---------

     Current maturities of indebtedness at December 31, 1999 are as follows:

     2000                      $328,902
     Thereafter                       -
                               --------
                               $328,902
                               --------
                               --------

     Subsequent to year end the bank called these loans as a result of the Company being acquired by OnCourse. The term note originally due in 2000 was paid in full subsequent to year-end with proceeds from a new line of credit (See Note 11.) The term note originally due in 2008 was extended by the bank until September 2000.

(6)  Lease Commitments-
     -----------------

     The Company leases its office space under an operating lease, which expires in July 2003, from a related party (Note 10). The lease automatically renews in five-year increments for a period of twenty-five years. The Company subleases a significant portion of this office space to other tenants. Total rent expense, net of tenant sublease payments, was approximately $135,000 and $122,000 in 1999 and 1998, respectively.

     Approximate minimum annual rental commitments for office space for the years ended December 31, are as follows:

     2000                    $247,000
     2001                     247,000
     2002                     247,000
     2003                     123,000

     The Company also leases software for use internally under a capital lease. The lease contains a bargain purchase option, which allows the Company to purchase the software for $1 at the completion of lease term. The term of this lease is thirty-six months and it expires in May 2002. The software is capitalized as computer equipment; the unamortized asset at December 31, 1999 totaled $14,308.

     Minimum annual rental commitments for the year ended December 31, are approximately as follows:

     2000                      $5,500
     2001                       5,600
     2002                       2,600

(7)  Treasury Stock-
     --------------

     Treasury Stock consists of 2,025 shares of voting common stock and 432 shares of nonvoting common stock repurchased by the Company.

                                      F-50

(8)  Income Taxes-
     ------------

     The Company has historically filed its Federal and State income tax returns as of October 31 utilizing the cash basis of accounting. As of October 31, 1999, the Company had Federal and State net operating loss carryforwards of approximately $543,000, to offset future taxable income. Federal and State net operating loss carryforwards expire within fifteen years and five years, respectively.

     However, pursuant to the "change in ownership" provisions of the Tax Reform Act of 1986, utilization of the Company's net operating loss carryforwards may be limited, subsequent to the acquisition of the Company by OnCourse (Note 11).

     Total income tax benefit was allocated as follows:

                                                           1999           1998
                                                         --------       --------
     Current-
       Federal                                           $153,448        $79,659
       State                                               22,798         11,835

     Deferred                                            (114,730)        46,892
                                                          -------       --------

     Total Allocated Benefit for Income Taxes             $61,516       $138,386
                                                          -------       --------
                                                          -------       --------

     A reconciliation of the difference between the statutory Federal tax rate and the Company's effective tax rate follows:

                                                      1999             1998
                                                    --------         --------

     Statutory Federal Rate                           34.0%            34.0%
     State Income Taxes, net of Federal Benefit        5.2              5.2
     Other                                            (3.3)            (0.8)
                                                      -----            -----
     Effective Rate                                   35.9%            38.4%
                                                      -----            -----
                                                      -----            -----


     The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities as of December 31, 1999 and 1998 are as follows:

                                                        1999            1998
                                                      --------        --------
     Current Deferred Tax Assets-
     Deferred Revenues                                 $220,309        $218,145
     Cash basis versus accrual basis change             147,043          99,411
     Accrued Employee Benefits                           20,676          28,031
                                                       --------        --------
                                                       $388,028        $345,587
     Total Current Deferred Tax Assets                 --------        --------
                                                       --------        --------

     Noncurrent Deferred Tax Assets
     (Liabilities)-
     Capitalized Software                           $(1,064,438)      $(907,267)
     Net Operating Loss Carryforwards                   267,740          91,494
                                                    -----------      ----------
     Total Noncurrent Deferred Tax Liabilities        $(796,698)      $(815,773)
                                                    -----------      ----------
                                                    -----------      ----------

(9)  Deferred Savings Plan-
     ---------------------

     The Company has a 401(k) deferred savings plan covering substantially all employees. During 1998, a portion of the employee's contribution to the Plan was matched by the Company. The matching contribution under the plan was approximately $21,100 in 1998. The Company ceased matching contributions to the Plan in November of 1998.

                                      F-51

(10) Related Party Transactions-
     --------------------------

     Certain owners and employees of the Company have notes and loans with the Company (Note 4).

     The building that the Company occupies and leases is owned and operated by a partnership, consisting of two principal owners of the Company and a previous employee of the Company (Note 6).

     The Company has a licensing agreement with Micro Estimating Systems, Inc., a wholly owned subsidiary of OnCourse (Note 11), utilizing a software library of the Company's products. In addition, the Company sells products to two distributors that are wholly owned subsidiaries of OnCourse. No adjustments have been made to the financial statements herein to eliminate the effects of these transactions. All transactions are considered to be arms-length transactions.

     The Company also entered into a consulting agreement with the outside investor to provide expert advice to the Company concerning business strategies. The agreement became effective December 1, 1999 and expires December 1, 2004. The Company pays the outside investor $4,167 per month for these services.

(11) Subsequent Events-
     -----------------

     On January 31, 2000, the Company was purchased by OnCourse Technologies Inc. ("OnCourse"). The Company exchanged all of the outstanding shares of the company for 4.5 million shares of OnCourse Class A Common Stock. In addition, the former shareholders of the Company may receive up to 1.5 million additional shares over the next five years if sales, as defined, increases. The transaction will be accounted for as a purchase. The financial statements herein reflect only the operations of the Company and do not reflect any adjustments to record the fair market value of the acquired assets and liabilities of the Company by OnCourse.

     Subsequent to December 31, 1999, the Company executed a line of credit with a bank for $200,000. This line is secured by essentially all of the Company's assets. The maturity date is February 4, 2001. The interest rate is prime, plus 1.5%. Interest is payable on a monthly basis.

                                      F-52

PART III
--------

ITEM 1.     INDEX TO EXHIBITS
            -----------------

Exhibit No. Page Number             Description
----------  -----------             -----------

    2(a)       *<F8>                Certificate of Articles of Incorporation of
                                    the Company

    2(b)       *<F8>                Bylaws of the Company

    3                               Not applicable

    5                               Not applicable

    6                               Not applicable

    7                               Not applicable

    8(a)       *<F8>                Agreement and Plan of Reorganization dated
                                    July 23, 1998 by and among the Company,
                                    Micro, Frank G. Wright, Bernard A. Woods,
                                    III and Charles W. Beyer

    8(b)       *<F8>                Agreement and Plan of Reorganization dated
                                    December 30, 1998 by and among the Company, CAM Solutions and Kevin L. Bork

    8(c)       *<F8>                Agreement and Plan of Reorganization dated
                                    September 30, 1999 by and among the Company, Cimtronics, E. Michael Zaworski and Sherri
                                    G. Zaworski

    8(d)       *<F8>                Agreement and Plan of Reorganization dated
                                    January 10, 2000 by and among the Company, TekSoft, Inc. and Gary F. Fulton.

   10          80                   Consent of Arthur Andersen LLP

*<F8>  PREVIOUSLY SUBMITTED

                                    Page 78

                                  SIGNATURES

      In accordance with Section 12 of the Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 3rd day of April, 2001.

                                    ONCOURSE TECHNOLOGIES, INC.
                                    By (Signed by Bernard A. Woods, III)
                                         Bernard A. Woods, III
                                         Chief Executive Officer, Treasurer

                                    By (Signed by Charles W. Beyer)
                                         Charles W. Beyer
                                         President

                                    By (Signed by William C. Brown)
                                           William C. Brown
                                           Chief Financial Officer

                                     Page 79